Filed Pursuant to Rule 424(b)(5)
Registration File No. 333-184216

The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

(Subject to completion, dated November 12, 2012)

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated October 26, 2012)

3,200,000 Shares of Class A Common Stock

We are offering 2,600,000 shares of our class A common stock, par value $0.001 per share, in this offering. In addition, El.En. S.p.A., as selling stockholder, is offering 600,000 shares of our class A common stock in this offering. We will not receive any proceeds from the sale of shares held by El.En. pursuant to this prospectus supplement, but we will pay certain of El.En.’s registration and offering fees and expenses. Upon the closing of this offering, all of the outstanding shares of our class B common stock will convert on a one-for-one basis into shares of our class A common stock.

Our class A common stock is listed on The Nasdaq Global Market under the symbol “CYNO”. On November 8, 2012, the last reported sale price of our class A common stock was $26.85 per share.

Investing in our class A common stock involves risks that are described in the “Risk Factors” section beginning on page S-7 of this prospectus supplement.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds to the selling stockholder	$	$

You should carefully read this prospectus supplement and the accompanying prospectus, together with the documents we incorporate by reference, before you invest in our class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Leerink, the underwriter for this offering, has the option for a period of up to 30 days from the date of this prospectus supplement to purchase up to an additional 240,000 shares from us and up to an additional 240,000 shares from El.En. at the public offering price less the underwriting discounts and commissions.

Leerink expects to deliver the shares of class A common stock against payment in New York, New York on or about                 , 2012.

Sole Book-Running Manager

Leerink Swann

The date of this prospectus supplement is                  , 2012

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference herein or therein. The second part, the accompanying prospectus, provides more general information. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement and the information contained in the accompanying prospectus or any document incorporated by reference herein or therein filed prior to the date of this prospectus supplement, you should rely on the information in this prospectus supplement; provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference herein or in the accompanying prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreement, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

You should rely only on the information contained in this prospectus supplement or the accompanying prospectus, or incorporated by reference herein or therein. We have not authorized, and Leerink has not authorized, anyone to provide you with information that is different. The information contained in this prospectus supplement or the accompanying prospectus, or incorporated by reference herein or therein, is accurate only as of the respective dates hereof or thereof, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our class A common stock. It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, in making your investment decision. You should also read and consider the information in the documents to which we have referred you in the sections entitled “Where You Can Find More Information” and “Incorporation by Reference” in this prospectus supplement and in the sections entitled “Where You Can Find More Information” and “Incorporation by Reference” in the accompanying prospectus.

We and the selling stockholder are offering to sell, and are seeking offers to buy, shares of our class A common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common stock and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

Unless the context otherwise requires, we use the terms “Cynosure,” “our company,” “we,” “us” and “our” in this prospectus supplement to refer to Cynosure, Inc., a Delaware corporation, and our subsidiaries. In addition, unless the context otherwise requires, we use the terms “El.En.” and “Selling Stockholder” in this prospectus to refer to El.En. S.p.A. We use the term “Leerink” to refer to Leerink Swann LLC.

S-ii

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus and in the documents we incorporate by reference. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” section contained in this prospectus supplement and our consolidated financial statements and the related notes and the other documents incorporated by reference herein or therein.

Our Business

We develop and market aesthetic treatment systems that are used by physicians and other practitioners to perform non-invasive and minimally invasive procedures to remove hair, treat vascular and pigmented lesions, remove multi-colored tattoos, rejuvenate the skin, liquefy and remove unwanted fat through laser lipolysis, reduce cellulite and treat onychomycosis. We sell our products through a direct sales force in North America, France, Spain, the United Kingdom, Germany, Korea, China, Japan and Mexico and through international distributors in 95 other countries.

Our systems incorporate a broad range of laser and other light-based energy sources, including Alexandrite, pulse dye, Nd:Yag and diode lasers, as well as intense pulsed light. We believe that we are one of only a few companies that currently offer aesthetic treatment systems utilizing Alexandrite and pulse dye lasers, which are particularly well suited for some applications and skin types. We offer single energy source systems as well as workstations that incorporate two or more different types of lasers or pulsed light technologies. We offer multiple technologies and system alternatives at a variety of price points depending primarily on the number and type of energy sources included in the system. Our newer products are designed to be easily upgradeable to add additional energy sources and handpieces, which provides our customers with technological flexibility as they expand their practices.

A key element of our business strategy is to launch innovative new products and technologies for high-growth aesthetic applications through research and development, as well as acquisitions and distribution arrangements. Over the past decade, we have introduced on average two new products per year. Recent key initiatives have included:

•

Establishment of Minimally Invasive Product Line. We have expanded beyond our legacy non-invasive roots by offering new minimally invasive aesthetic treatment systems, with our Smartlipo and Cellulaze workstations as our initial flagship products. We use the term “flagship products” to refer to our leading products for a particular application.

¡

The Smartlipo system was the first FDA-cleared laser lipolysis system for use in a minimally invasive procedure for the removal of unwanted fat. Since the launch of the Smartlipo system in 2006, we have introduced two new workstations: the Smartlipo MPX workstation in 2008, which added a second wavelength laser, and the Smartlipo Triplex workstation in October 2009, which added a third wavelength laser. We have further innovated in this area with the introduction of MultiPlex technology, which enables the energy from two lasers to be blended, and SmartSense with ThermaGuide and ThermaView, our proprietary intelligent delivery systems.

¡

In January 2012, we received FDA clearance in the United States to sell and market our Cellulaze system, the world’s first FDA-cleared minimally invasive aesthetic laser device for the reduction of cellulite.

•

FDA Clearance for New Home Use Device. In July 2012, we received FDA clearance in the United States to market an at-home device for the treatment of wrinkles being developed by us in partnership with Unilever. Unilever has advised us that it expects to launch the product commercially in 2013.

•

Development of Picosecond Technology Platform. We are developing our picosecond laser technology platform, which we believe will be the first commercially available picosecond Alexandrite aesthetic laser platform. We expect that our PicoSure system, which we are developing for multiple applications, including tattoo removal and treatment of pigmented lesions, will be our first product based on this technology platform. Picosecond lasers deliver pulses that are measured in trillionths of a second in contrast with nanosecond technology, such as our MedLite and RevLite products, which deliver pulses in billionths of a second. In clinical studies that we have conducted, the shorter pulse duration of the picosecond laser achieved increased efficiency in removing tattoo pigment, which we believe will result in fewer treatments and better overall treatment outcomes than current laser technology. We also believe this new technology is more effective in targeting blue and green pigments, more rapidly lightens other colors and improves recovery time due to less collateral injury to surrounding tissue as compared to nanosecond technology. In a clinical study of 22 patients treated with the PicoSure system over a two-week period at a single center, more than 80% overall tattoo clearance and 94% clearance of blue and green ink was achieved. We presented the results of this study at the American Society of Laser Medicine and Surgery in April 2012. We have submitted a 510(k) application for PicoSure and, subject to FDA clearance, anticipate commercialization in the first half of 2013.

•

Acquisitions and Distribution Rights. We have pursued acquisitions and distribution arrangements to complement our existing product offerings and increase the leverage of our global distribution network, consummating two acquisitions and one distribution transaction in 2011. In February 2011, we expanded our body shaping treatment platform by acquiring substantially all of the assets of Elemé Medical, including the non-invasive SmoothShapes XV system. In June 2011, we acquired substantially all of the assets of HOYA ConBio’s aesthetic laser business, including the MedLite C6 and RevLite systems for the treatment of wrinkles, acne scars, multi-color tattoos and vascular lesions, and overall skin rejuvenation. In October 2011, we expanded into the onychomycosis market by acquiring worldwide exclusive rights from NuvoLase, Inc. to distribute the PinPointe FootLaser, which uses laser light to kill the fungus that lies in and under the nail that causes onychomycosis without damaging the nail or the surrounding skin.

Recent Developments

Financial Results for the Three and Nine Months Ended September 30, 2012

We recently reported that our revenues for the third quarter of 2012 increased 31% to $37.1 million compared to $28.3 million for the same period in 2011. Our revenues for the nine months ended September 30, 2012 increased 45% to $110.8 million compared to $76.5 million in the comparable period last year.

Gross profit margin for the three months ended September 30, 2012 increased to 58.2%, compared with 56.5% for the same period of 2011. Gross profit margin for the nine months ended September 30, 2012 increased to 57.9%, compared with 56.4% for the same period of 2011.

Net income for the third quarter of 2012 increased to $3.4 million, or $0.25 per diluted share, from a net loss of $0.8 million, or $0.06 per share, for the third quarter of 2011. Net income for the nine months ended September 30, 2012 increased to $6.9 million, or $0.52 per diluted share, from a net loss of $4.0 million, or $0.32 per share, for the comparable period last year.

Company Information

We were incorporated under the laws of the State of Delaware in July 1991. Our principal executive offices are located at 5 Carlisle Road, Westford, Massachusetts 01886, and our telephone number is (978) 256-4200. Our website address is http://www.cynosure.com. We have included our website address as an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of this prospectus supplement.

Acclaim®, Affirm®, Apogee®, Apogee Elite®, CellulazeTM, Cynosure®, Medlite®, Photogencia®, PicosureTM, RevLite®, SmartCool®, SmartSense®, SmoothShapes®, Triplex® and V Star® are our trademarks and registered trademarks. El.En. S.p.A. has registered the TriActive® and Smartlipo® trademarks in the United States. Each of the other trademarks, trade names or service marks appearing or incorporated by reference in this prospectus supplement and the accompanying prospectus are the property of their respective owners.

THE OFFERING

Class A common stock offered by us	2,600,000 shares

Class A common stock offered by El.En.	600,000 shares

Class A common stock to be outstanding after this offering	15,901,037 shares

Class B common stock to be outstanding after this offering	None

Use of proceeds	We intend to use the net proceeds from the shares sold by us in this offering for general corporate purposes, which may include the acquisition of complementary products, technologies or businesses. We currently have no agreements or commitments to complete any such transactions. See “Use of Proceeds.”

We will not receive any proceeds from the sale of shares by El.En. in this offering.

Risk factors	See “Risk Factors” beginning on page S-7 of this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in our class A common stock.

Over-allotment option	Leerink has the option for a period of up to 30 days from the date of this prospectus supplement to purchase up to an additional 240,000 shares from us and up to an additional 240,000 shares from El.En. at the public offering price less the underwriting discounts and commissions.

Nasdaq Global Market symbol	CYNO

The number of shares of our class A common stock to be outstanding after this offering is based on 10,361,876 shares of class A common stock and 2,939,161 shares of class B common stock, par value $0.001 per share, outstanding as of September 30, 2012, assumes the conversion of our class B common stock into class A common stock on a one-for-one basis and excludes as of September 30, 2012, unless otherwise indicated:

•	1,886,339 shares of class A common stock issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $16.34 per share;

•

66,243 shares of class B common stock issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $5.91 per share (which will be exercisable for a like number of shares of class A common stock upon the closing of this offering); and

•	an aggregate of 59,376 additional shares of class A common stock reserved for future issuance under our 2005 stock incentive plan.

Unless we specifically state otherwise, all information in this prospectus supplement:

•	assumes that Leerink does not exercise its over-allotment option; and

•	assumes no exercise of outstanding options.

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the following summary consolidated financial data together with our financial statements and related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of our periodic reports incorporated by reference in this prospectus supplement. We derived the summary statements of operations data for the years ended December 31, 2011, 2010 and 2009 from our audited financial statements incorporated by reference in this prospectus supplement. We derived the summary statements of operations data for the nine months ended September 30, 2012 and 2011 and the balance sheet data as of September 30, 2012 from our unaudited financial statements incorporated by reference in this prospectus supplement. The unaudited financial statement data has been prepared on a basis consistent with our audited financial statements and includes, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for these periods. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results for a full fiscal year. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference in this prospectus supplement.

The as adjusted balance sheet data set forth below gives effect to the issuance and sale by us of 2,600,000 shares of class A common stock in this offering at an assumed public offering price of $26.85 per share, which was the closing price of our class A common stock on November 8, 2012, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Year Ended December 31,			Nine Months Ended September 30,
	2011	2010	2009	2012	2011
	(in thousands, except per share data)
				(unaudited)
Consolidated Statement of Operations Data:
Revenues	$110,602	$81,775	$72,825	$110,824	$76,500
Cost of revenues	48,294	35,388	32,808	46,689	33,379

Gross profit	62,308	46,387	40,017	64,135	43,121
Operating expenses
Selling and marketing	39,142	32,818	39,098	34,850	28,250
Research and development	10,079	7,300	6,679	9,780	7,242
Intangible Amortization	854	—	—	1,026	439
General and administrative	14,255	11,312	14,556	10,585	10,639

Total operating expenses	64,330	51,430	60,333	56,241	46,570
Income (loss) from operations	(2,022)	(5,043)	(20,316)	7,894	(3,449)
Interest income, net	126	163	523	39	117
Gain (loss) on investments	2	23	22	—	—
Other (expense) income, net	(204)	(247)	672	309	(47)

Income (loss) before income taxes	(2,098)	(5,104)	(19,099)	8,242	(3,379)
Income tax provision	807	442	3,659	1,320	608

Net (loss) income	$(2,905)	$(5,546)	$(22,758)	$6,922	$(3,987)

Diluted net (loss) income per share	$(0.23)	$(0.44)	$(1.79)	$0.52	$(0.32)

Diluted weighted average shares outstanding	12,585	12,666	12,709	13,342	12,591

Basic net (loss) income per share	$(0.23)	$(0.44)	$(1.79)	$0.54	$(0.32)

Basic weighted average shares outstanding	12,585	12,666	12,709	12,729	12,591

	As of September 30, 2012
	Actual	As Adjusted
	(unaudited) (in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$87,931	$154,013
Working capital	99,984	160,066
Total assets	171,970	238,052
Capital lease obligation, net of current portion	516	516
Retained earnings	6,244	6,244
Total stockholder’s equity	136,763	202,844

A $1.00 increase (decrease) in the assumed public offering price of $26.85 per share, which was the closing price of our class A common stock on November 8, 2012, would increase (decrease) our net proceeds from this offering by approximately $2.50 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the number of shares that we are offering, as set forth on the cover of this prospectus supplement, remains the same.

RELATIONSHIP WITH EL.EN.

Holder of Class B Common Stock

As of September 30, 2012, El.En. owned 2,938,628 shares, or 99.98%, of our class B common stock, which represented total voting power with respect to all shares of our class A and class B common stock of 22.09%.

Our Restated Certificate of Incorporation provides that until the first date on which El.En. beneficially owns less than 20% of the aggregate number of shares of our class A common stock and class B common stock outstanding or less than 50% of the number of shares of our class B common stock outstanding:

•

the holders of class B common stock, voting separately as a single class, are entitled to elect the smallest number of directors which shall constitute a majority of the authorized number of directors; and

•	the holders of class A common stock and class B common stock, voting together as a single class, are entitled to elect the remaining directors.

Our board of directors currently comprises seven members. At our 2012 annual meeting of stockholders, Brian M. Barefoot, Ettore V. Biagioni, Andrea Cangioli and Leonardo Masotti, our class B directors, were elected by the holders of class B common stock to one-year terms. Mr. Cangioli has served as the director and the general manager of El.En. since 1992 and Professor Masotti’s wife is a director of El.En. Our remaining three directorships are classified into three classes, each serving staggered three year terms.

Upon the closing of this offering, all of the outstanding shares of our class B common stock will convert on a one-for-one basis into shares of our class A common stock. The date of such conversion will constitute the “class B conversion date” under our Restated Certificate of Incorporation, and as of such date:

•	the term of each of our four class B directors shall end and the board of directors shall be reduced to three; and

•	the holders of class A common stock, which will then be the only class of our common stock outstanding, will be entitled to elect all directors, and all directors shall be classified directors.

Effective on the class B conversion date, we expect that our remaining directors will enlarge the size of our board from three to six members, including three vacancies. We expect that our remaining directors will then fill those vacancies by electing Mr. Barefoot as a class I classified director with a term expiring in 2015, Mr. Biagioni as a class III classified director with a term expiring in 2014, and Mr. Cangioli as a class II classified director with a term expiring in 2013.

For a more detailed description of our class A and class B common stock, see “Description of Capital Stock” on page 8 of the accompanying prospectus.

Exclusive Distribution Agreement

On October 26, 2012, we entered into a new exclusive distribution agreement with El.En., which replaced our prior distribution agreements with El.En. Under this new agreement, we will purchase from El.En. its SmartLipo MPX system and its proprietary SLT II laser system. The SLT II laser system is an essential component of our SmartLipo Triplex and Cellulaze systems, which also incorporate our proprietary software and delivery systems. We have exclusive worldwide rights under this agreement to sell the SmartLipo MPX system and our products containing the SLT II laser system. The price at which we purchase the SLT II laser system from El.En. is specified in the agreement; however, it may be changed by El.En. at its discretion upon 30 days’ notice. El.En. is required to provide us with training for the products we distribute under this agreement, as well as marketing and other sales support for such products as we and El.En. may agree. We are required to use commercially reasonable efforts to sell and promote our systems containing the SLT II laser system, and we are responsible for obtaining and maintaining regulatory approvals for systems containing the SLT II laser system.

The new distribution agreement has an initial term that expires in October 2019, and it will automatically renew for additional one-year terms unless either party provides notice of termination at least six months prior to the expiration of the initial term or any subsequent renewal term. We or El.En. may terminate the agreement at any time based upon material uncured breaches by, or the insolvency of, the other party. In addition, El.En. may terminate the agreement if we do not meet annual minimum purchase obligations specified in the agreement and we may terminate if El.En. rejects a purchase order that is in line with our forecast.

RISK FACTORS

Investing in our class A common stock involves significant risks. You should carefully consider the Risk Factors described below and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision. We caution you that the risks and uncertainties we have described, among others, could cause our actual results to differ materially from those expressed in forward-looking statements made by us or on our behalf in filings with the SEC, press releases, communications with investors and oral statements. In addition, the risks described below are not the only risks we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations and financial results. Actual future results may differ materially from those anticipated in forward-looking statements. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosure we make in our reports filed with the SEC.

Risks Related to Our Business and Industry

We have a history of net losses, and we may not be able to maintain our profitability.

We incurred net losses of approximately $2.9 million in 2011, $5.5 million in 2010 and $22.8 million in 2009. Although we were profitable in the first nine months of 2012, we may not be able to maintain this profitability in the remainder of 2012 or 2013, or thereafter. If we are unable to maintain profitability, the market value of our stock may decline, and an investor could lose all or a part of their investment.

If there is not sufficient consumer demand for the procedures performed with our products, practitioner demand for our products could decline, which would adversely affect our operating results.

The aesthetic laser and light-based treatment system industry in which we operate is particularly vulnerable to economic trends. Most procedures performed using our aesthetic treatment systems are elective procedures that are not reimbursable through government or private health insurance. The cost of these elective procedures must be borne by the patient. As a result, the decision to undergo a procedure that utilizes our products may be influenced by the cost.

Consumer demand, and therefore our business, is sensitive to a number of factors that affect consumer spending, including political and macroeconomic conditions, health of credit markets, disposable consumer income levels, consumer debt levels, interest rates and consumer confidence. If there is not sufficient consumer demand for the procedures performed with our products, practitioner demand for our products would decline, and our business would suffer.

Consumer demand for these procedures, and practitioner demand for our products, decreased dramatically during 2009, which contributed to a decrease in our total product revenues from $123.2 million in 2008 to $55.9 million in 2009. However, demand has increased from 2010 through the nine months ended September 30, 2012, although not to levels realized prior to 2009. We believe that consumer demand for discretionary aesthetic laser treatments remains uncertain and may continue to adversely affect our operating results.

Our financial results may fluctuate from quarter to quarter, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our financial results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our financial results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our future quarterly and annual expenses as a percentage of our revenues may be significantly different from those we have recorded in the past or which we expect for the future. Our financial results in some quarters may fall below our expectations or the expectations of market analysts or investors. Any of these events could cause our stock price to fall. Each of the risk factors listed in this “Risk Factors” section, and the following factors, may adversely affect our financial results:

•	our inability to introduce new products to the market in a timely fashion, or at all;

•	continued availability of attractive equipment leasing terms for our customers, which may be negatively influenced by interest rate increases or lack of available credit;

•	increases in the length of our sales cycle; and

•	reductions in the efficiency of our manufacturing processes.

In addition, we may be subject to seasonal fluctuations in our results of operations, because our customers may be more likely to make equipment purchasing decisions near year-end, and because practitioners may be less likely to make purchasing decisions in the summer months.

Our competitors may prevent us from achieving further market penetration or improving operating results.

Competition in the aesthetic laser industry is intense. Our products compete against products offered by public companies, such as Cutera, Inc., Palomar Medical Technologies, Inc., Solta Medical, Inc., Syneron Medical Ltd., and ZELTIQ Aesthetics, Inc., as well as several smaller specialized private companies, such as Alma Lasers, Ltd. Some of these competitors have greater financial and human resources than we do and have established reputations, as well as worldwide distribution channels and sales and marketing capabilities that are larger and more established than ours. Additional competitors may enter the market, and we are likely to compete with new companies in the future.

We also face competition against non-light-based medical products, such as BOTOX® and collagen injections, and surgical and non-surgical aesthetic procedures, such as face lifts, chemical peels, abdominoplasty, liposuction, microdermabrasion, sclerotherapy and electrolysis. We may also face competition from manufacturers of pharmaceutical and other products that have not yet been developed.

As a result of competition with our competitor companies, products and procedures, we could experience loss of market share and decreasing revenue as well as reduced prices and profit margins, any of which would harm our business and operating results.

Our ability to compete effectively depends upon our ability to distinguish our company and our products from our competitors and their products. Factors affecting our competitive position include:

•	product performance and design;

•	ability to sell products tailored to meet the applications needs of clients and patients;

•	quality of customer support;

•	product pricing;

•	product safety;

•	sales, marketing and distribution capabilities;

•	success and timing of new product development and introductions; and

•	intellectual property protection.

We may be exposed to credit risk of customers that have been adversely affected by weakened markets.

In the event of deterioration of general business conditions or the availability of credit, the financial strength and stability of our customers and potential customers may deteriorate over time, which may cause them to cancel or delay their purchase of our products. In addition, we may be subject to increased risk of non-payment of our accounts receivables. We may also be adversely affected by bankruptcies or other business failures of our customers and potential customers. A significant delay in the collection of funds or a reduction of funds collected may impact our liquidity or result in bad debts.

We plan to grow through acquisitions, which exposes us to a variety of operational and financial risks.

The acquisition of complementary businesses, products or technologies is an important part of our growth strategy. At any given point, we are likely to be evaluating, and may be in discussions with third parties regarding, both small and substantial acquisitions, as well as joint ventures and other collaborative projects. Growth through acquisitions exposes us to a variety of operational and financial risks, including those related to:

•	challenges associated with the integration of acquisitions into our existing operations;

•	the failure to realize anticipated acquisition-related benefits;

•	the assumption of unknown liabilities; and

•	the costs of acquisitions.

Integration Risks. We may encounter difficulties assimilating or integrating into our operations acquired businesses, technologies, products, personnel or operations of acquired companies, and in retaining and motivating key personnel from these businesses. Integration can be expensive and time-consuming and could disrupt our ongoing business, adversely affect cash flow and distract management and other key personnel from day-to-day operations. If we fail to successfully complete acquisition integration, we may never fully realize the potential benefits of our acquisitions.

Benefits May Not Materialize. When evaluating potential acquisition targets, we identify potential synergies and cost savings that we expect to realize upon the successful completion of the acquisition and the integration of the related operations. We cannot assure you that our completed acquisitions, or any future acquisitions that we may make, will result in such benefits or will enhance our products or strengthen our competitive position. Businesses we may acquire may be unprofitable or only marginally profitable. If we do not achieve the expected benefits of our acquisitions, our results of operations could be adversely affected.

Assumption of Unknown Liabilities. Businesses that we acquire may have unknown or contingent liabilities. We cannot assure you that we have identified, or will be able to identify, all material adverse issues related to acquisitions that we may make, such as liabilities for failure to comply with healthcare laws and regulations or significant defects in the internal control policies of acquired companies. Although we typically attempt to exclude significant liabilities from our acquisition transactions and seek indemnification from the sellers of such business for at least a portion of these matters, we may not be successful in doing so, we may experience difficulty enforcing those obligations or we may incur material liabilities for the past activities of acquired businesses. Such liabilities and related legal or other costs, or resulting damage to our reputation, could adversely affect our business.

Acquisition Costs. We face competition for acquisitions, and some of our competitors have greater resources than we do. As a result, we may pay more to acquire a target business or may agree to less favorable deal terms than we would have otherwise. Any acquisition we pursue could diminish cash available to us for other uses or be dilutive to our stockholders.

If we do not continue to develop and commercialize new products and identify new markets for our products and technology, we may not remain competitive, and our revenues and operating results could suffer.

The aesthetic laser and light-based treatment system industry is subject to continuous technological development and product innovation. For the first nine months of 2012, 38% of our product revenues were attributable to the sale of systems that we have introduced to the market since the beginning of 2010. If we do not continue to innovate and develop new products and applications, our competitive position will likely deteriorate as other companies successfully design and commercialize new products and applications. Accordingly, our success depends in part on developing or acquiring new and innovative applications of laser and other light-based technology and identifying new markets for and applications of existing products and technology. If we are unable to develop and commercialize new products, identify and acquire complementary businesses, products or technologies, and identify new markets for our products and technology, our product and technology offerings could become obsolete and our revenues and operating results could be adversely affected.

To remain competitive, we must:

•	develop or acquire new technologies that either add to or significantly improve our current products;

•	convince our target practitioner customers that our new products or product upgrades would be attractive revenue-generating additions to their practices;

•	sell our products to non-traditional customers, including primary care physicians, gynecologists and other specialists;

•	identify new markets and emerging technological trends in our target markets and react effectively to technological changes; and

•	maintain effective sales and marketing strategies.

If our new products do not gain market acceptance, our revenues and operating results could suffer, and our newer generation product sales could cause earlier generation product sales to suffer.

The commercial success of the products and technology we develop will depend upon the acceptance of these products by providers of aesthetic procedures and their patients and clients, and in the case of our home-use system, consumers. It is difficult for us to predict how successful recently introduced products, or products we are currently developing, will be over the long term. If the products we develop do not gain market acceptance, our revenues and operating results could suffer.

We expect that many of the products we develop will be based upon new technologies or new applications of existing technologies. It may be difficult for us to achieve market acceptance of some of our products, particularly the first products that we introduce to the market based on new technologies or new applications of existing technologies.

For example, subject to FDA clearance, we plan to launch in 2013 our PicoSure laser system for the removal of tattoos and pigmented lesions. The PicoSure system, which is based on several years of research and development effort and expense, would be the first commercially available picosecond Alexandrite aesthetic laser system on the market. We are also developing in conjunction with Unilever a laser treatment system for the home-use market. This system has been cleared by the FDA for marketing in the United States for the treatment of wrinkles. Unilever holds exclusive rights to sell this product, and Unilever has advised us that it expects to launch this product commercially in 2013. However, because competitors have already introduced home-use laser systems to the market, this home-use system may not gain anticipated levels of market acceptance. If these products or others that we introduce do not gain market acceptance, our business would suffer.

As we introduce new technologies to the market, our earlier generation product sales could suffer, which may result in write-offs of those earlier generation products. For example, in 2009, we recorded a $2.1 million charge to cost of product revenues related to the write-down of an earlier generation product. The write-down resulted, in part, from customers adopting our newer generation products more quickly than we anticipated, coupled with the downturn in the overall aesthetic laser market.

If demand for our aesthetic treatment systems by physician customers does not increase, and if our home-use product does not achieve market acceptance, our revenues will suffer and our business will be harmed.

We market our aesthetic treatment systems to physicians and other practitioners. In addition, through our development agreement with Unilever, we plan to begin to address the home-use aesthetic laser market beginning in 2013. We believe, and our growth expectations assume, that we and other companies selling lasers and other light-based aesthetic treatment systems have not fully penetrated these markets and that we will continue to receive a significant percentage of our revenues from selling to these markets. If our expectations as to the size of these markets and our ability to sell our products to participants in these markets are not correct, our revenues will suffer and our business will be harmed.

We sell our products and services through subsidiaries and distributors in numerous international markets. Our operating results may suffer if we are unable to manage our international operations effectively.

We sell our products and services through subsidiaries and distributors in more than 100 foreign countries, and we therefore are subject to risks associated with having international operations. We derived 56%, 55% and 51% of our product revenues from sales outside North America for the years ended December 31, 2011, 2010 and 2009, respectively, and 51% of our product revenues from sales outside North America for the nine months ended September 30, 2012. Our gross margin has decreased from periods prior to 2009 as a result of a higher percentage of laser revenue from our international markets, where our products tend to have lower average selling prices than in North America.

Our international sales are subject to a number of risks, including:

•	foreign certification and regulatory requirements;

•	difficulties in staffing and managing our foreign operations;

•	import and export controls; and

•	political and economic instability.

If we are unsuccessful at managing these risks, our results of operations may be adversely affected.

We may incur foreign currency translation charges as a result of changes in currency exchange rates, which could cause our operating results to suffer.

The U.S. dollar is our functional currency. Although we sell our products and services through subsidiaries and distributors in more than 100 foreign countries, approximately 44% of our revenues outside of North America for the year ended December 31, 2011, and 48% of our revenues outside of North America for the first nine months of 2012, were denominated in or linked to the U.S. dollar. Substantially all of our remaining revenues and all of our operating costs outside of North America are recognized in euros, British pounds, Japanese yen, Chinese yuan and South Korean won. We have not historically engaged in hedging activities relating to our non-U.S. dollar operations. Fluctuations in exchange rates between the currencies in which such revenues are realized or costs are incurred and the dollar may have a material adverse effect on our results of operations and financial condition.

We may not receive revenues from our current research and development efforts for several years, if at all.

Investment in product development often involves a long payback cycle. For example, our PicoSure laser system, which we expect to launch in 2013, has been in development by us for several years. We have made and expect to continue making significant investments in research and development and related product opportunities. Accelerated product introductions and short product life cycles require high levels of expenditures for research and development that could adversely affect our operating results if not offset by revenue increases. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we may not generate anticipated revenues from these investments for several years, if at all.

Because we do not require training for users of our non-invasive products, and sell these products to non-physicians, there exists an increased potential for misuse of these products, which could harm our reputation and our business.

Federal regulations allow us to sell our products to or on the order of practitioners licensed by law to use or order the use of a prescription device. The definition of “licensed practitioners” varies from state to state. As a result, our products may be purchased or operated by physicians with varying levels of training and, in many states, by non-physicians, including nurse practitioners, chiropractors and technicians. Outside the United States, many jurisdictions do not require specific qualifications or training for purchasers or operators of our products. We do not supervise the procedures performed with our non-invasive products or require that direct medical supervision occur. We and our distributors offer product training sessions, but neither we nor our distributors require purchasers or operators of our non-invasive products to attend training sessions. The lack of required training and the purchase and use of our non-invasive products by non-physicians may result in product misuse and adverse treatment outcomes, which could harm our reputation and expose us to costly product liability litigation.

We may be unable to attract and retain management and other personnel we need to succeed.

Our success depends on the services of our senior management and other key research and development, manufacturing, sales and marketing employees. The loss of the services of one or more of these employees could have a material adverse effect on our business. We consider retaining Michael R. Davin, our president and chief executive officer, to be key to our efforts to develop, sell and market our products and remain competitive. We have entered into an employment agreement with Mr. Davin; however, the employment agreement is terminable by him on short notice and may not ensure his continued service with our company. Our future success will depend in large part upon our ability to attract, retain and motivate highly skilled employees. We cannot be certain that we will be able to do so.

Our stock price has fluctuated substantially, and we expect it will continue to do so.

Our class A common stock price has fluctuated substantially since our initial public offering in 2005. From January 1, 2011 through November 8, 2012, our class A common stock has traded as high as $28.00 per share and as low as $8.84 per share. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price for our class A common stock may be influenced by many factors, including:

•	the success of competitive products or technologies;

•	regulatory developments in the United States and foreign countries;

•	developments or disputes concerning patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	market conditions in our industry and issuance of new or changed securities analysts’ reports or recommendations; and

•	general economic, industry and market conditions.

In addition, if the stock market in general experiences a loss of investor confidence, the trading price of our class A common stock could decline for reasons unrelated to our business, financial condition or results of operations. A decline in our stock price could result in the loss of all or a part of our stockholders’ investments.

Risks Related to Our Reliance on Third Parties

If we fail to obtain key components of our products from our sole source or limited source suppliers or service providers, our ability to manufacture and sell our products would be impaired and our business could be materially harmed.

We depend on sole or limited suppliers of certain components and systems that are critical to the products that we manufacture and sell, and to which the significant majority of our revenues are attributable. We depend on El.En. for the SmartLipo MPX system and the SLT II laser system that we integrate with our own proprietary software and delivery systems into our Smartlipo Triplex and Cellulaze systems. We use Alexandrite rods to manufacture the lasers for our Elite products and Nd:Yag rods to manufacture the lasers for our RevLite / MedLite C6 products. We depend exclusively on Northrop Grumman SYNOPTICS to supply both the Alexandrite and Nd:Yag rods to us, and we are aware of no alternative supplier of Alexandrite rods meeting our quality standards. We use gaussian mirrors and polarizers to manufacture our RevLite / MedLite C6 product lines, for which we depend exclusively on Channel Islands Opto-Mechanical Engineering Inc. and JDS Uniphase Corporation, respectively. We offer our SmartCool® treatment cooling systems for use with our laser aesthetic treatment systems, and we depend exclusively on Zimmer Elektromedizin GmbH to supply SmartCool systems to us. In addition, one third party supplier assembles and tests many of the components and subassemblies for our Elite, Cynergy, SmoothShapes XV, Affirm and Accolade product families.

On October 26, 2012, we entered into a new exclusive distribution agreement with El.En., which replaced our prior distribution agreements with El.En, and pursuant to which we will purchase from it the SmartLipo MPX system and the SLT II laser system. We have exclusive worldwide rights under this agreement to sell the SmartLipo MPX systems and products containing the SLT II laser system. The price at which we purchase the SLT II laser system from El.En. is specified in the agreement; however, it may be changed by El.En. at its discretion upon 30 days’ notice. We are required to use commercially reasonable efforts to sell and promote our systems containing the SLT II laser system, and we are responsible for obtaining and maintaining regulatory approvals for systems containing the SLT II laser system. The new distribution agreement has an initial term that expires in October 2019, and it will automatically renew for additional one-year terms unless either party provides notice of termination at least six months prior to the expiration of the initial term or any subsequent renewal term. We or El.En. may terminate the agreement at any time based upon material uncured breaches by, or the insolvency of, the other party. In addition, El.En. may terminate the agreement if we do not meet annual minimum purchase obligations specified in the agreement and we may terminate if El.En. rejects a purchase order that is in line with our forecast.

Other than with El.En., we do not have long-term arrangements with any of our suppliers for the supply of these components or systems or with the assembly and test service provider referenced above, but instead purchase from them on a purchase order basis. Northrop Grumman SYNOPTICS, Channel Islands Opto-Mechanical Engineering Inc., JDS Uniphase Corporation and Zimmer Elektromedizin are not required, and may not be able or willing, to meet our future requirements at current prices, or at all.

Under our agreement with El.En. and our purchase order arrangements with our other suppliers and service providers, we are vulnerable to supply shortages and cessations and price fluctuations with respect to these critical components and systems and services. Such shortages or cessations could occur either as a result of breach by El.En. or us of our new distribution agreement, or as a result of other types of business decisions made by El.En. or other suppliers and service providers. Any extended interruption in our supplies of these components or systems or in the assembly and test services could materially harm our business.

We rely on third party distributors to market, sell and service a significant portion of our products. If these distributors do not commit the necessary resources to effectively market, sell and service our products or if our relationships with these distributors are disrupted, our business and operating results may be harmed.

In North America, France, Spain, the United Kingdom, Germany, Korea, China, Japan and Mexico, we sell our products through our internal sales organization. Outside of these markets, we sell our products through third party distributors. Our home-use laser system for the treatment of wrinkles, which we expect to be launched in the United States in 2013, will be sold by Unilever. Our sales and marketing success in these other markets depends on these distributors, in particular their sales and service expertise and relationships with the customers in the marketplace. Sales of our aesthetic treatment systems by third party distributors represented 26% of our product revenue in the first nine months of 2012, 25% of our product revenue in 2011, 18% of our product revenue in 2010 and 16% of our product revenue in 2009. The increases in 2012 and 2011 primarily related to sales of our ConBio products, which are generally sold through distributors.

We do not control our distributors or Unilever, and these parties may not be successful in marketing our products. These parties may terminate their relationships with us, or fail to commit the necessary resources to market and sell our products to the level of our expectations. Currently, we have written distributor agreements in place with most of our third party distributors. The third party distributors with which we do not have written distributor agreements may terminate their relationships with us and stop selling and servicing our products with little or no notice. If current or future third party distributors or other parties that sell our products do not perform adequately, or if we fail to maintain our existing relationships with these parties or fail to recruit and retain distributors in particular geographic areas, our revenue from international sales may be adversely affected and our operating results could suffer.

Risks Related to Our Relationship with El.En. and Our Corporate Structure

El.En. and our executive officers and directors have substantial control over us.

Upon the closing of this offering, El.En. will beneficially own approximately 14.70%, and our executive officers and directors who are not affiliated with El.En. will in the aggregate beneficially own approximately 4.02%, of our outstanding common stock, assuming no exercise by Leerink of its over-allotment option. As a result, if these stockholders were to act together, they would be able to exercise substantial influence over matters submitted to our stockholders for approval. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire.

Provisions in our corporate charter documents and under Delaware law may delay or prevent attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us.

Upon the closing of this offering, provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•	the classification of the members of our board of directors;

•	limitations on the removal of our directors;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings; and

•

the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors.

Following the closing of this offering, the affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote will be necessary to amend or repeal the above provisions of our certificate of incorporation. In addition, absent approval of our board of directors, our bylaws may only be amended or repealed by the affirmative vote of the holders of at least 75% of the voting power of our shares of capital stock entitled to vote.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns or within the last three years has owned 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Section 203 may discourage, delay or prevent a change in control of our company.

El.En. and its subsidiaries market and sell products that compete with our products, and any increased competition from El.En. could have a material adverse effect on our business.

El.En. is a leading laser manufacturer in Europe and a leading light-based medical device manufacturer worldwide. El.En. and its subsidiaries develop and produce laser systems with scientific, industrial, commercial and medical applications. On October 26, 2012, we entered into a new seven-year exclusive distribution agreement with El.En., which replaced our prior distribution agreements with El.En. Under this new agreement, we will purchase from El.En. its proprietary SmartLipo MPX system and its SLT II laser system. The SLT II laser system is an essential component of our SmartLipo Triplex and Cellulaze systems, which also incorporate our proprietary software and delivery systems.

El.En. markets, sells, promotes and licenses other products that compete with our products, both in North America and elsewhere throughout the world, and our agreement with El.En. does not prevent El.En. from competing with us by selling products that we purchased in the past from El.En., including earlier generation SmartLipo systems. In the event that our distribution agreement with El.En. terminates, El.En. would be able to compete with us worldwide with the SmartLipo MPX system and with products containing the SLT II laser system. Our business could be materially and adversely affected by increased competition from El.En.

Conflicts of interest may arise between us and El.En., and these conflicts might ultimately be resolved in a manner unfavorable to us.

One of our directors following the closing of this offering, Andrea Cangioli, is also an officer and director of El.En. and certain of El.En.’s subsidiaries and affiliates that compete with us in the worldwide market. Mr. Cangioli owns or has an interest in substantial amounts of El.En. stock. Ownership interests of our directors in El.En. stock, or service as a director of our company while at the same time serving as, or being the spouse of, a director or officer of El.En., could give rise to conflicts of interest when a director or officer is faced with a decision that could have different implications for the two companies.

Conflicts may arise with respect to possible future distribution and research and development arrangements with El.En. or another El.En. affiliated company in which the terms and conditions of the arrangements are subject to negotiation between us and El.En. or such other El.En. affiliated company. These potential conflicts could also arise, for example, over matters such as:

•	the nature, timing, marketing, distribution and price of our products and El.En.’s products that compete with each other;

•	intellectual property matters; and

•	business opportunities that may be attractive to both El.En. and us.

Conflicts between us and El.En. might ultimately be resolved in a manner unfavorable to us, which could harm our business.

In order to address potential conflicts of interest between us and El.En., our restated certificate of incorporation contains provisions regulating and defining the conduct of our affairs as they may involve El.En. and El.En. affiliated companies and El.En.’s officers and directors who serve as our directors. These provisions recognize that we and El.En. and El.En. affiliated companies have engaged and may continue to engage in the same or similar business activities and lines of business and will continue to have contractual and business relations with each other. These provisions expressly permit El.En. and its affiliated companies to compete against us and narrowly limit corporate opportunities that El.En. or its directors or officers who serve as our directors must make available to us. These provisions have the effect of limiting our ability, and the ability of our stockholders, to make claims against El.En. relating to conflicts of interest.

Our class A share price may decline because of future sales of our shares by El.En.

El.En. may sell all or part of the shares of our class A common stock that it will continue to own following the closing of this offering. El.En. is not subject to any contractual obligation to maintain its ownership position in our shares. Consequently, El.En. may not maintain its ownership of our common stock. Sales by El.En. of substantial amounts of our common stock in the public market could adversely affect prevailing market prices for our class A common stock. The shelf registration statement on Form S-3 of which this prospectus supplement and the accompanying prospectus form a part, will permit us and El.En. to offer and sell shares of class A common stock in one or more offerings, including this offering.

If El.En. sells additional shares of our stock held by it, our commercial relationship with El.En. may be adversely affected.

El.En. is not subject to any contractual obligation to maintain an ownership position in our shares. The shelf registration statement on Form S-3 of which this prospectus supplement and the accompanying prospectus form a part, will permit us and El.En. to offer and sell shares of class A common stock in one or more offerings, including this offering. After the closing of this offering El.En. will cease to include our financial results in its consolidated financial statements, and El.En.’s interests may differ significantly from ours. As a result, our commercial relationship with El.En. may be adversely affected, which, in turn, could have a material adverse effect on our business. For example, if El.En. does not have a continuing interest or has a reduced interest in our financial success, it may be more inclined to compete with us in North America and in other markets, not to enter into future commercial agreements with us or to terminate or not renew our existing distribution agreement. If any of these events were to occur, it could harm our business.

Risks Related to Intellectual Property

If we infringe or are alleged to infringe intellectual property rights of third parties, our business could be adversely affected.

Our products may infringe or be claimed to infringe patents or patent applications under which we do not hold licenses or other rights. Third parties may own or control these patents and patent applications in the United States and abroad. These third parties could bring claims against us that would cause us to incur substantial expenses and, if successfully asserted against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay manufacturing or sales of the product that is the subject of the suit.

As a result of patent infringement claims, or in order to avoid potential claims, we may choose or be required to seek a license from the third party and be required to pay license fees or royalties or both, as we did in a 2006 patent license agreement with Palomar Technologies, Inc. Such licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms. This could harm our business significantly.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in our industry. In addition to infringement claims against us, we may become a party to other types of patent litigation and other proceedings, including reexamination proceedings, or interference proceedings declared by the U.S. Patent and Trademark Office and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our products and technology. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

If we are unable to obtain or maintain intellectual property rights relating to our technology and products, the commercial value of our technology and products will be adversely affected and our competitive position could be harmed.

Our success and ability to compete depends in part upon our ability to obtain protection in the United States and other countries for our products by establishing and maintaining intellectual property rights relating to or incorporated into our technology and products. We own numerous patents and patent applications in the United States and corresponding patents and patent applications in many foreign jurisdictions. We do not know how successful we would be in any instance in which we asserted our patents against suspected infringers. Our pending and future patent applications may not issue as patents or, if issued, may not issue in a form that would be advantageous to us. Even if issued, our patents may be challenged, narrowed, invalidated or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

In addition to patented technology, we rely upon unpatented proprietary technology, processes and know-how, particularly with respect to our Alexandrite and pulse dye lasers. We generally seek to protect this information in part by confidentiality agreements with our employees, consultants and third parties. These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors.

Risks Related to Government Regulation

If we fail to obtain and maintain necessary U.S. Food and Drug Administration clearances for our products and indications or if clearances for future products and indications are delayed or not issued, our business would be harmed.

Our products are classified as medical devices and are subject to extensive regulation by the FDA and other federal, state and local authorities. These regulations relate to manufacturing, labeling, sale, promotion, distribution, importing and exporting and shipping of our products. In the United States, before we can market a new medical device, or a new use of, or claim for, an existing product, we must first receive either 510(k) clearance or premarket approval from the FDA, unless an exemption applies. Both of these processes can be expensive and lengthy and entail significant user fees, unless exempt. The FDA’s 510(k) clearance process usually takes from three to 12 months, but it can last longer. The process of obtaining premarket approval is much more costly and uncertain than the 510(k) clearance process. It generally takes from one to three years, or even longer, from the time the premarket approval application is submitted to the FDA until an approval is obtained.

In order to obtain premarket approval and, in some cases, a 510(k) clearance, a product sponsor must conduct well controlled clinical trials designed to test the safety and effectiveness of the product. Conducting clinical trials generally entails a long, expensive and uncertain process that is subject to delays and failure at any stage. The data obtained from clinical trials may be inadequate to support approval or clearance of a submission. In addition, the occurrence of unexpected findings in connection with clinical trials may prevent or delay obtaining approval or clearance. If we conduct clinical trials, they may be delayed or halted, or be inadequate to support approval or clearance, for numerous reasons, including:

•	the FDA, other regulatory authorities or an institutional review board may place a clinical trial on hold;

•	patients may not enroll in clinical trials, or patient follow-up may not occur, at the rate we expect;

•	patients may not comply with trial protocols;

•	institutional review boards and third party clinical investigators may delay or reject our trial protocol;

•

third party clinical investigators may decline to participate in a trial or may not perform a trial on our anticipated schedule or consistent with the clinical trial protocol, good clinical practices, or other FDA requirements;

•	third party organizations may not perform data collection and analysis in a timely or accurate manner;

•

regulatory inspections of our clinical trials or manufacturing facilities may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials, or invalidate our clinical trials;

•	changes in governmental regulations or administrative actions; and

•	the interim or final results of the clinical trials may be inconclusive or unfavorable as to safety or effectiveness.

Medical devices may be marketed only for the indications for which they are approved or cleared. The FDA may not approve or clear indications that are necessary or desirable for successful commercialization. Indeed, the FDA may refuse our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products. Our clearances can be revoked if safety or effectiveness problems develop.

After clearance or approval of our products, we are subject to continuing regulation by the FDA, and if we fail to comply with FDA regulations, our business could suffer.

Even after clearance or approval of a product, we are subject to continuing regulation by the FDA, including the requirements that our facility be registered and our devices listed with the agency. We are subject to Medical Device Reporting regulations, which require us to report to the FDA if our products may have caused or contributed to a death or serious injury or malfunction in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur. We must report corrections and removals to the FDA where the correction or removal was initiated to reduce a risk to health posed by the device or to remedy a violation of the Federal Food, Drug, and Cosmetic Act caused by the device that may present a risk to health, and maintain records of other corrections or removals. The FDA closely regulates promotion and advertising and our promotional and advertising activities could come under scrutiny. If the FDA objects to our promotional and advertising activities or finds that we failed to submit reports under the Medical Device Reporting regulations, for example, the FDA may allege our activities resulted in violations.

The FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recall or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying our requests for 510(k) clearance or premarket approval of new products or new intended uses;

•	withdrawing 510(k) clearance or premarket approvals that have already been granted; and

•	criminal prosecution.

If any of these events were to occur, they could harm our business.

Federal regulatory reforms may adversely affect our ability to sell our products profitably.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the clearance or approval, manufacture and marketing of a device. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. For example, the FDA recently proposed changing its standards for determining when a medical device modification must receive premarket clearance or approval. Although Congress objected to these revised standards, it is possible that the FDA will seek to implement these or similar changes in the future.

In addition, in 2013, we may become subject to a new medical device excise tax. A new law imposes an excise tax on sales of certain medical devices in the United States after December 31, 2012 by the manufacturer, producer or importer in an amount equal to 2.3% of the sale price. The tax generally applies to any medical device regulated by the FDA except eyeglasses, contact lenses, hearing aids and devices generally purchased by the general public at retail for individual use. Under the law, additional charges, including warranties, may be deemed to be included in the sale price for purposes of determining the amount of the excise tax. There are ongoing efforts to repeal the medical device excise tax before it goes into effect, but it is not clear whether these efforts will be successful. If these repeal efforts are not successful, we believe that most of the products and systems that we sell will be subject to the new excise tax, which could harm our sales and reduce our profitability.

It is impossible to predict whether other legislative changes will be enacted or FDA regulations, guidance or interpretations changed, and what the impact of such changes, if any, may be.

We have modified some of our products without FDA clearance. The FDA could retroactively determine that the modifications were improper and require us to stop marketing and recall the modified products.

Any modifications to one of our FDA-cleared devices that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or a premarket approval. We may be required to submit extensive pre-clinical and clinical data depending on the nature of the changes. We may not be able to obtain additional 510(k) clearances or premarket approvals for modifications to, or additional indications for, our existing products in a timely fashion, or at all. Delays in obtaining future clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenue and operating results. We have made modifications to our devices in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If the FDA disagrees, and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing the modified devices, which could harm our operating results and require us to redesign, among other things, our products.

If we fail to comply with the FDA’s Quality System Regulation and laser performance standards, our manufacturing operations could be halted, and our business would suffer.

We are currently required to demonstrate and maintain compliance with the FDA’s QSR. The QSR is a complex regulatory scheme that covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. Because our products involve the use of lasers, our products also are covered by a performance standard for lasers set forth in FDA regulations. The laser performance standard imposes specific record keeping, reporting, product testing and product labeling requirements. These requirements include affixing warning labels to laser products as well as incorporating certain safety features in the design of laser products. The FDA enforces the QSR and laser performance standards through periodic unannounced inspections. We have been, and anticipate in the future being, subject to such inspections. Our failure to comply with the QSR or to take satisfactory corrective action in response to an adverse QSR inspection or our failure to comply with applicable laser performance standards could result in enforcement actions, including a public warning letter, a shutdown of or restrictions on our manufacturing operations, delays in approving or clearing a product, refusal to permit the import or export of our products, a recall or seizure of our products, fines, injunctions, civil or criminal penalties, or other sanctions, such as those described in the preceding paragraphs, any of which could cause our business and operating results to suffer.

If we fail to comply with state laws and regulations, or if state laws or regulations change, our business could suffer.

In addition to FDA regulations, most of our products are also subject to state regulations relating to their sale and use. These regulations are complex and vary from state to state, which complicates monitoring compliance. In addition, these regulations are in many instances in flux. For example, federal regulations allow our prescription products to be sold to or on the order of “licensed practitioners,” that is, practitioners licensed by law to use or order the use of a prescription device. Licensed practitioners are defined on a state-by-state basis. As a result, some states permit non-physicians to purchase and operate our products, while other states do not. Additionally, a state could change its regulations at any time to prohibit sales to particular types of customers. We believe that, to date, we have sold our prescription products only to licensed practitioners. However, our failure to comply with state laws or regulations and changes in state laws or regulations may adversely affect our business.

We, or our distributors, may be unable to obtain or maintain international regulatory qualifications or approvals for our current or future products and indications, which could harm our business.

Sales of our products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. In many countries, our third party distributors are responsible for obtaining and maintaining regulatory approvals for our products. We do not control our third party distributors, and they may not be successful in obtaining or maintaining these regulatory approvals. In addition, the FDA regulates exports of medical devices from the United States.

Complying with international regulatory requirements can be an expensive and time consuming process, and approval is not certain. The time required to obtain foreign clearances or approvals may be longer than that required for FDA clearance or approval, and requirements for such clearances or approvals may differ significantly from FDA requirements. Foreign regulatory authorities may not clear or approve our products for the same indications cleared or approved by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA clearance or approval in addition to other risks. Although we or our distributors have obtained regulatory approvals in the European Union and other countries outside the United States for many of our products, we or our distributors may be unable to maintain regulatory qualifications, clearances or approvals in these countries or obtain qualifications, clearances or approvals in other countries. For example, we are in the process of seeking regulatory approvals from the Japanese Ministry of Health, Labour and Welfare for the direct sale of our products into that country. If we are not successful in doing so, our business will be harmed. We may also incur significant costs in attempting to obtain and in maintaining foreign regulatory clearances, approvals or qualifications.

Foreign regulatory agencies, as well as the FDA, periodically inspect manufacturing facilities both in the United States and abroad. If we experience delays in receiving necessary qualifications, clearances or approvals to market our products outside the United States, or if we fail to receive those qualifications, clearances or approvals, or if we fail to comply with other foreign regulatory requirements, we and our distributors may be unable to market our products or enhancements in international markets effectively, or at all. Additionally, the imposition of new requirements may significantly affect our business and our products. We may not be able to adjust to such new requirements.

New regulations may limit our ability to sell to non-physicians, which could harm our business.

Currently, we sell our products primarily to physicians and, outside the United States, to aestheticians. In addition, we also market our products to the growing aesthetic spa market, where non-physicians under physician supervision perform aesthetic procedures at dedicated facilities. However, federal, state and international regulations could change at any time, disallowing sales of our products to aestheticians, and limiting the ability of aestheticians and non-physicians to operate our products. Any limitations on our ability to sell our products to non-physicians or on the ability of aestheticians and non-physicians to operate our products could cause our business and operating results to suffer.

Risks Related to Litigation

Product liability suits could be brought against us due to defective design, material or workmanship or due to misuse of our products. These lawsuits could be expensive and time consuming and result in substantial damages to us and increases in our insurance rates.

If our products are defectively designed, manufactured or labeled, contain defective components or are misused, we may become subject to substantial and costly litigation by our customers or their patients or clients. Misusing our products or failing to adhere to operating guidelines for our products can cause severe burns or other damage to the eyes, skin or other tissue. We are routinely involved in claims related to the use of our products. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us. Our current insurance coverage may not be sufficient to cover these claims, and the coverage we have is subject to deductibles for which we are responsible. Moreover, in the future, we may not be able to obtain insurance in amount or scope sufficient to provide us with adequate coverage against potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry and reduce product sales. We would need to pay any product losses in excess of our insurance coverage out of cash reserves, harming our financial condition and adversely affecting our operating results.

We may incur substantial expenses if our past practices are shown to have violated the Telephone Consumer Protection Act.

We previously used facsimiles to disseminate information about our clinical workshops to large numbers of customers and potential customers. These facsimiles were transmitted by third parties retained by us, and were sent to recipients whose facsimile numbers were supplied by us as well as other recipients whose facsimile numbers we purchased from other sources. In May 2005, we stopped sending unsolicited facsimiles to customers and potential customers.

Under the federal Telephone Consumer Protection Act, or TCPA, recipients of unsolicited facsimile “advertisements” may be entitled to damages of up to $500 per facsimile for inadvertent violations and up to $1,500 per facsimile for knowing or willful violations. Recipients of unsolicited facsimile advertisements may seek enforcement of the TCPA in state courts. The TCPA also permits states to initiate a civil action in a federal district court to enforce the TCPA against a party who engages in a pattern or practice of violations of the TCPA. In addition, complaints may be filed with the Federal Communications Commission, which has the power to assess penalties against parties for violations of the TCPA.

In 2005, a plaintiff, individually and as putative representative of a purported class, filed a complaint against us under the TCPA in Massachusetts Superior Court in Middlesex County seeking monetary damages, injunctive relief, costs and attorneys’ fees. The complaint alleged that we violated the TCPA by sending unsolicited advertisements by facsimile to the plaintiff and other recipients without the prior express invitation or permission of the recipients. Under the TCPA, recipients of unsolicited facsimile advertisements are entitled to damages of up to $500 per facsimile for inadvertent violations and up to $1,500 per facsimile for knowing or willful violations. In January 2012, the Court denied the class certification motion. A status conference regarding the plaintiff’s individual claims was held on November 6, 2012 at which the Court instructed us to file a motion for the entry of judgment and an application for an award of costs in our favor, and has scheduled a hearing on the motion and application for November 26, 2012. In addition, in July 2012, the plaintiff filed a new purported class action, based on the same operative facts and asserting the same claims as in the Massachusetts action, in federal court in the Eastern District of New York. During a preliminary hearing in this New York federal action in September 2012, the Court summarily denied the plaintiff’s request that the Massachusetts action be stayed and allowed our request for leave to move to dismiss the New York federal action on multiple grounds. A hearing on that motion is scheduled for November 28, 2012.

We are vigorously defending these lawsuits. However, litigation is subject to numerous uncertainties and we are unable to predict the ultimate outcome of this or any other matter. Moreover, the amount of any potential liability in connection with this lawsuit will depend, to a large extent, on whether a class in a class action lawsuit is certified and, if one is certified, on the scope of the class, neither of which we can predict at this time.

These and any future lawsuits that we may face regarding these issues could materially and adversely affect our results of operations, cash flows and financial condition, cause us to incur significant expenses and divert the attention of our management and key personnel from our business operations.

Risks Relating to This Offering

Investors in this offering will pay a much higher price than the book value of our stock.

If you purchase shares of class A common stock in this offering, you will incur immediate and substantial dilution in net tangible book value of $15.49 per share, after giving effect to the issuance and sale by us of 2,600,000 shares in this offering at an assumed public offering price of $26.85 per share, which was the closing price of our class A common stock on November 8, 2012. In the past, we have issued options to acquire shares of our class A common stock and class B common stock at prices significantly below this offering price. To the extent these outstanding options are ultimately exercised, you will incur additional dilution.

Our management will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

Our management will have broad discretion as to the application of the net proceeds to us from this offering and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend these net proceeds. Moreover, our management may use these net proceeds for corporate purposes that may not increase the market price of our class A common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. All statements, other than statements of historical fact, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. There are a number of important factors that we believe could cause actual results or events to differ materially from the forward-looking statements that we make, including the factors included in the cautionary statements included and incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Risk Factors” for more information. You should consider these factors and other cautionary statements made in this prospectus supplement, the accompanying prospectus and in the documents we incorporate by reference as being applicable to all related forward-looking statements wherever they appear in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference. Unless specifically indicated, our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be approximately $66.08 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If Leerink exercises its over-allotment option in full, we estimate that the net proceeds to us will be approximately $72.22 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds to us from this offering for general corporate purposes and to fund our potential acquisition of complementary products, technologies or businesses. While acquisitions are an important element of our growth strategy, and at any given time we are likely to be evaluating, and may be in discussions with third parties regarding, both small and substantial acquisitions, we currently have no agreements or commitments to complete any such transactions.

We will not receive any proceeds from the sale of shares of class A common stock in the offering by El.En. under this prospectus supplement and the accompanying prospectus.

El.En. will pay any underwriting discounts and commissions and expenses that it incurs for brokerage, accounting, tax or legal services or any other expenses incurred by El.En. in disposing of shares of class A common stock in this offering. We will pay all other expenses of this offering.

PRICE RANGE OF CLASS A COMMON STOCK

Our class A common stock is publicly traded on The Nasdaq Global Market under the symbol “CYNO.” The table below sets forth, for the periods indicated, the high and low sales prices per share of our class A common stock as reported on The Nasdaq Global Market.

	Low	High
Fiscal 2010
First Quarter	$9.62	$12.18
Second Quarter	10.16	14.06
Third Quarter	8.80	10.75
Fourth Quarter	9.48	11.00
Fiscal 2011
First Quarter	10.26	14.50
Second Quarter	10.90	15.21
Third Quarter	8.84	13.47
Fourth Quarter	9.63	13.41
Fiscal 2012
First Quarter	11.64	19.50
Second Quarter	17.53	23.00
Third Quarter	20.59	28.00
Fourth Quarter (through November 8, 2012)	22.76	27.64

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings to finance the growth and development of our business. We do not anticipate paying cash dividends to our stockholders in the foreseeable future.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and marketable securities and capitalization as of September 30, 2012:

•	on an actual basis;

•	on a pro forma basis to reflect the conversion of all of our class B common stock into class A common stock on a one-for-one basis upon the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to (1) the conversion of all of our class B common stock into class A common stock on a one-for-one basis upon the closing of this offering and (2) the issuance and sale by us of 2,600,000 shares of class A common stock in this offering at an assumed public offering price of $26.85 per share, which was the closing price of our class A common stock on November 8, 2012, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this capitalization table together with our consolidated financial statements and the related notes included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and our Annual Report on Form 10-K for the year ended December 31, 2011, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information set forth in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and our Annual Report on Form 10-K for the year ended December 31, 2011 and incorporated by reference into this prospectus supplement, and other reports we have filed with the SEC.

	As of September 30, 2012
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)
	(in thousands)
Cash, cash equivalents and marketable securities	$87,931	$87,931	$154,013

Capital lease obligations, net of current portion	$516	$516	$516
Stockholders’ equity:
Preferred stock, par value $0.001;
5,000 shares authorized; no shares issued	—	—	—
Class A common stock, par value $0.001;
61,500 shares authorized actual, pro forma and pro forma as adjusted; 10,559 shares issued actual, 13,534 shares issued pro forma and 16,134 shares issued pro forma as adjusted	11	14	16
Class B common stock, par value $0.001;
8,500 shares authorized actual, pro forma and pro forma as adjusted; 2,975 shares issued actual, no shares issued pro forma and pro forma as adjusted	3	0	0
Additional paid in capital	134,462	134,462	200,541
Retained earnings	6,244	6,244	6,244
Accumulated other comprehensive loss	(1,784)	(1,784)	(1,784)
Treasury stock, 197 Class A shares and 36 Class B shares, at cost, actual; 233 Class A shares and no Class B shares, at cost, pro forma and pro forma as adjusted	(2,173)	(2,173)	(2,173)

Total stockholders’ equity	136,763	136,763	202,844

Total capitalization	$137,279	$137,279	$203,360

The number of shares in the table above excludes:

•	1,886,339 shares of class A common stock issuable upon exercise of outstanding stock options at a weighted-average exercise price of $16.34 per share;

•

66,243 shares of class B common stock issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $5.91 per share (which will be exercisable for a like number of shares of class A common stock upon completion of this offering); and

•	an aggregate of 59,376 additional shares of class A common stock reserved for future issuance under our 2005 stock incentive plan.

A $1.00 increase (decrease) in the assumed public offering price of $26.85 per share, which was the closing price of our class A common stock on November 8, 2012, would increase (decrease) our net proceeds from this offering by approximately $2.50 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the number of shares that we are offering, as set forth on the cover of this prospectus supplement, remains the same.

DILUTION

If you invest in our class A common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our class A common stock and the net tangible book value per share of our class A common stock after this offering.

Our actual net tangible book value as of September 30, 2012 was $114.6 million, or $8.62 per share of class A and class B common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of class A and class B common stock outstanding.

After giving effect to the issuance and sale by us of 2,600,000 shares of class A common stock in this offering, at an assumed public offering price of $26.85 per share, which was the closing price of our class A common stock on November 8, 2012, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of September 30, 2012 would have been $180.7 million, or $11.36 per share of class A and class B common stock. This represents an immediate increase in net tangible book value per share of $2.74 to existing stockholders and immediate dilution of $15.49 per share to new investors purchasing shares in this offering. Dilution per share to new investors is determined by subtracting the net tangible book value per share after this offering from the public offering price per share paid by a new investor. The following table illustrates the per share dilution without giving effect to the over-allotment option granted to Leerink:

Assumed public offering price per share		$26.85
Net tangible book value per share as of September 30, 2012	$8.62
Increase per share attributable to new investors purchasing shares in this offering	2.74

Net tangible book value per share after this offering		11.36

Dilution per share to new investors		$15.49

A $1.00 increase (decrease) in the assumed public offering price of $26.85 per share, which was the closing price of our class A common stock on November 8, 2012, would increase (decrease) our net tangible book value after giving effect to this offering by approximately $2.50 million. A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the net tangible book value per share after giving effect to this offering by approximately $0.16 and the dilution in net tangible book value per share to new investors after giving effect to this offering by approximately $0.84, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the number of shares that we are offering, as set forth on the cover of this prospectus supplement, remains the same.

In the discussion and table above, we assume no exercise of outstanding options. As of September 30, 2012, there were 1,886,339 shares of class A common stock issuable upon exercise of outstanding options with a weighted average exercise price of $16.34 per share and 66,243 shares of class B common stock issuable upon exercise of outstanding options with a weighted average exercise price of $5.91 per share (which will be exercisable for a like number of shares of class A common stock upon the closing of this offering). To the extent that any of these outstanding options are exercised, there will be further dilution to new investors. In addition, in the discussion and table above, we assume no exercise by Leerink of its over-allotment option. If Leerink exercises its over-allotment option in full, our net tangible book value after this offering would increase to approximately $186.8 million, or $11.57 per share, representing dilution to purchasers in this offering of $15.28 per share.

SELLING STOCKHOLDER

El.En. is offering pursuant to this prospectus supplement 600,000 shares of our class A common stock. Upon the closing of this offering, all of the outstanding shares of our class B common stock will convert on a one-for-one basis into shares of our class A common stock. The date of such conversion will constitute the “class B conversion date” under our Restated Certificate of Incorporation, and following such conversion and this offering, we will have no shares of class B common stock outstanding. See “Description of Capital Stock” on page 8 of the accompanying prospectus.

The following table sets forth the amount of our common stock beneficially owned by El.En. as of September 30, 2012, and the number of shares of class A common stock being offered by El.En. pursuant to this prospectus supplement.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares of our class A and class B common stock. Generally, a person “beneficially owns” shares if the person has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire voting or disposition rights within 60 days. The percentages in the table are based on 10,361,876 shares of our class A common stock and 2,939,161 shares of our class B common stock being outstanding as of September 30, 2012. All information contained in the table is based upon information provided to us by El.En., and we have not independently verified this information.

	Prior to Offering					Number of Shares of Class A Common Stock Offered		After Sale of Maximum Number of Shares Offered by El.En.
	Class A Common Stock(1)		Class B Common Stock(1)		% Total Voting Power			Class A Common Stock			Class B Common Stock		% Total Voting Power
Name of Selling Stockholder	Shares	%	Shares	%				Shares		%	Shares	%
El.En. S.p.A.(2)	—	—	2,938,628	99.98	22.09	600,000	(3)	2,338,628	(3)	14.70	—	—	14.70

(1)	Each share of class B common stock is convertible into one share of class A common stock at any time at the option of the holder and in other specified circumstances. See “Description of Capital Stock” on page 8 of the accompanying prospectus. The information set forth in the table with respect to class A common stock does not reflect the shares of class A common stock that are issuable upon conversion of the shares of class B common stock listed in the table.
(2)	The El.En. board of directors has voting and investment power for the shares held by El.En. The El.En. board of directors consists of eight persons, including Andrea Cangioli and the spouse of Leonardo Masotti. Messrs. Cangioli and Masotti are directors of our company. The address of El.En. is Via Baldanzese 17, Calenzano, 50041 Florence, Italy.
(3)	Upon the closing of this offering, all of the outstanding shares of our class B common stock will convert on a one-for-one basis into shares of our class A common stock.

CERTAIN MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. This discussion is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock who is not for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, publicly available and in effect as of the date of this prospectus, all of which are subject to change and to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code, generally property held for investment.

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	pension plans;

•	controlled foreign corporations;

•	passive investors;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain U.S. expatriates.

In addition, this discussion does not address the tax treatment of partnerships or persons who hold their common stock through partnerships or other pass-through entities for U.S. federal income tax purposes. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.

Distributions on Our Common Stock

Distributions on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale, Exchange or Other Disposition of Our Common Stock.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not constitute a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury Regulations. If we or another withholding agent withholds tax on such a distribution, a non-U.S. holder may be entitled to a refund of any excess tax withheld, which the non-U.S. holder may claim by timely filing an appropriate claim for refund with the IRS.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain the exemption, a non-U.S. holder must provide us with a properly executed IRS Form W-8ECI (or successor form) prior to the payment of the dividend. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock (other than a redemption that is treated as a distribution for U.S. federal income tax purposes and taxed as described above) unless:

•

the gain is effectively connected with a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by such non-U.S.

holder, in which case the non-U.S. holder generally will be taxed at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” also may apply, unless an applicable tax treaty provides otherwise;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any; or

•

we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation,” unless (1) our common stock is regularly traded on an established securities market and (2) the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of (i) the 5-year period ending on the date of the disposition or (ii) the period that the non-U.S. holder held our common stock. If we are determined to be a U.S. real property holding corporation, provided that our common stock is regularly traded on an established securities market, no U.S. withholding tax would apply to the proceeds payable to a non-U.S. holder from a sale of our common stock. However, in the event we are determined to be a U.S. real property holding corporation, if the non-U.S. holder holds more than 5% of our common stock as described above the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

U.S. Federal Estate Tax

Shares of our common stock that are owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, are considered U.S. situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate, currently 28% (and scheduled to increase to 31% on January 1, 2013), with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to the U.S. withholding tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder (usually on IRS Form W-8BEN) and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Recent Legislation Relating to Foreign Accounts

Recently enacted legislation imposes withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. holders who own shares of our common stock through foreign accounts or foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (1) the foreign financial institution undertakes certain diligence and reporting obligations or (2) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation is effective with respect to payments made after December 31, 2012, but recent IRS guidance and proposed Treasury regulations generally indicate that the 30% withholding tax will only apply to payments of dividends on our common stock made after December 31, 2013 and payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2016. Foreign financial institutions in a country that enters into an intergovernmental agreement or bilateral agreement with the United States may be subject to different requirements than those described above. This legislation may be subject to further modification, including finalization of proposed regulations, which may result in additional substantive changes to these rules. Prospective investors should consult their tax advisors regarding this legislation.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement dated the date of this prospectus supplement among us, El.En. S.p.A and Leerink Swann LLC, as underwriter, we and El.En. have agreed to sell to Leerink, and Leerink has agreed to purchase, the number of shares of class A common stock set forth on the cover of this prospectus supplement. Leerink is acting as sole book-running manager for the offering.

Leerink is committed to purchase all the shares offered by us and El.En. if it purchases any shares. Leerink is not obligated to purchase the shares covered by Leerink’s over-allotment option described below.

Leerink is offering the shares, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, and other conditions contained in the underwriting agreement, such as the receipt by Leerink of officers’ certificates and legal opinions. Leerink reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Discounts and Commissions

Leerink proposes initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $         per share. Leerink may allow, and the dealers may reallow, a discount not in excess of $         per share to other dealers. After the public offering, the public offering price and other selling terms may be changed by Leerink.

The following table shows the underwriting discounts and commissions that we and El.En. are to pay to Leerink in connection with this offering. These amounts are shown assuming both no exercise and full exercise of Leerink’s over-allotment option.

	Paid by Us		Paid by El.En.
	No Exercise	Full Exercise	No Exercise	Full Exercise

Per share	$	$	$	$
Total	$	$	$	$

We estimate that total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $400,000.

Over-allotment Option

Leerink has the option for a period of up to 30 days from the date of this prospectus supplement to purchase up to an additional 240,000 shares from us and up to an additional 240,000 shares from El.En. at the public offering price less the underwriting discounts and commissions. If any of these additional shares are purchased, Leerink will initially offer the additional shares on the same terms as those on which the shares are being offered.

Lock-Up Agreements

We, our officers and directors and El.En. have entered into lock-up agreements with Leerink. Under these agreements, we, these other individuals and El.En. have agreed, subject to specified exceptions, not to dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, other than the shares which we and El.En. may sell in this offering, for 90 days after the date of this prospectus supplement without first obtaining the written consent of Leerink.

The 90-day restricted period in all of the agreements discussed above is subject to extension if (i) during the last 17 days of the restricted period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, in which case the restrictions imposed in these lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Indemnification

We and El.En. have agreed to indemnify Leerink against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that Leerink may be required to make for these liabilities.

Nasdaq Global Market Listing

Our class A common stock is listed on The Nasdaq Global Market under the symbol “CYNO.”

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit Leerink from bidding for and purchasing our common stock. However, Leerink may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, Leerink may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by Leerink of a greater number of shares than it is required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than Leerink’s option to purchase additional shares in the offering. Leerink may close out any covered short position by either exercising its over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, Leerink will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. Leerink must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if Leerink is concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by Leerink in the open market prior to the completion of the offering.

Similar to other purchase transactions, Leerink’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Leerink has advised us and El.En. that, pursuant to Regulation M of the Securities Act, it may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock.

Leerink makes no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we, El.En. nor Leerink make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with the offering, Leerink may engage in passive market-making transactions in our common stock on The Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of our common stock and extending through the completion and distribution. A passive market-maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market-maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

Electronic Offer, Sale and Distribution of Shares

A prospectus supplement in electronic format may be made available on the websites maintained by Leerink or selling group members, if any, participating in the offering. Leerink may agree to allocate a number of shares to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by Leerink and selling group members that may make Internet distributions on the same basis as other allocations. Other than the prospectus supplement in electronic format, the information on Leerink’s website and any information contained in any other website maintained by Leerink is not part of this prospectus supplement or the registration statement of which this prospectus supplement forms a part.

Other Relationships

Leerink and its affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Leerink and its affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

LEGAL MATTERS

The validity of the shares of class A common stock offered hereby will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. Covington & Burling LLP, New York, New York, is counsel to Leerink in connection with this offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011, and the effectiveness of our internal control over financial reporting as of December 31, 2011, as set forth in their reports, which are incorporated by reference in this prospectus supplement and elsewhere in the registration statement. Our financial statements and our management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other documents with the SEC. Our SEC filings are available to the public on the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.cynosure.com. Our website is not a part of this prospectus supplement. You may also read and copy any document we file at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

This prospectus supplement is part of a registration statement that we filed with the SEC. This prospectus supplement omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information on us and our consolidated subsidiaries and the shares of our class A common stock offered by this prospectus supplement. Statements in this prospectus supplement concerning any document that we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference much of the information that we file with the SEC, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus supplement is considered to be part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. Any information so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. This prospectus incorporates by reference the documents listed below (File No. 000-51623) and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, between the date of the initial registration statement and the effectiveness of the registration statement and following the effectiveness of the registration statement until the offering of the securities under the registration statement is terminated or completed (in each case, other than those documents or the portions of those documents not deemed to be filed):

•

Our Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 8, 2012, including the information specifically incorporated by reference into the Annual Report on Form 10-K from our definitive proxy statement for the 2012 Annual Meeting of Stockholders;

•

Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2012, filed with the SEC on May 8, 2012, for the quarter ended June 30, 2012, filed with the SEC on August 3, 2012, and for the quarter ended September 30, 2012, filed with the SEC on October 26, 2012;

•	Our Current Reports on Form 8-K filed with the SEC on May 9, 2012 and October 1, 2012;

•

The description of our class A common stock contained in our Registration Statement on Form 8-A filed with the SEC on November 15, 2005, including any amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:

Cynosure, Inc.

5 Carlisle Road

Westford, Massachusetts 02886

Attn: Investor Relations

Telephone: (800) 866-2966

$100,000,000

of

Class A Common Stock

Offered by the Company

2,938,628 Shares

of

Class A Common Stock

Offered by the Selling Stockholders

We may issue shares of our class A common stock from time to time in one or more primary offerings of up to $100,000,000 in aggregate dollar amount. This prospectus describes the terms of our class A common stock and the general manner in which the shares will be offered by us. We will describe the specific manner in which the shares will be offered from time to time in supplements to this prospectus and may also supplement, update or amend information contained in this prospectus. You should read this prospectus and any applicable prospectus supplement before you invest.

We may offer shares of our class A common stock in amounts, at prices and on terms determined at the time of offering. The shares may be sold directly to you, through agents or through underwriters and dealers. If agents, underwriters or dealers are used to sell the shares, we will name them and describe their compensation in a prospectus supplement.

In addition to the primary offering of shares of our class A common stock described above, El.En. S.p.A., and entities that hold shares of our class A common stock that are deemed to be beneficially owned by El.En., as selling stockholders, may from time to time sell up to 2,938,628 shares of our class A common stock. We will not receive any proceeds from the sale, if any, of class A common stock by the selling stockholders pursuant to this prospectus, but we may pay certain registration and offering fees and expenses.

If we sell shares of our class A common stock, or if El.En. sells shares of class A common stock, or both, pursuant to this prospectus, it is likely that El.En. would then beneficially own less than 20% of the aggregate number of shares of our class A common stock and class B common stock outstanding. In that event, the date of such sale will constitute the class B conversion date and, among other things, all shares of our class B common stock will automatically convert into shares of our class A common stock. See “Description of Capital Stock” on page 8 of this prospectus.

Our common stock is listed on The Nasdaq Global Market under the symbol “CYNO.” On October 25, 2012, the last reported sales price of our class A common stock was $26.95 per share.

Investing in our class A common stock involves significant risks. See “Risk Factors” on page 5 of this prospectus and in the documents incorporated by reference in this prospectus for a discussion of the factors you should carefully consider before deciding to purchase these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless, to the extent required by applicable law, it is accompanied by a prospectus supplement.

The date of this prospectus is October 26, 2012.

You should rely only on the information contained in or incorporated by reference in this prospectus, any accompanying prospectus supplement or in any related free writing prospectus filed by us with the SEC. We have not authorized anyone to provide you with different information. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in the prospectus or such accompanying prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. You should assume that the information appearing in this prospectus, any prospectus supplement, the documents incorporated by reference and any related free writing prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed materially since those dates.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, we may from time to time sell shares of our class A common stock in one or more primary offerings up to a total dollar amount of $100,000,000. In addition to these primary offerings of class A common stock under this shelf registration process, El.En. S.p.A., and entities that hold shares of our class A common stock that are deemed to be beneficially owned by El.En., as selling stockholders, may from time to time sell up to 2,938,628 shares of our common stock in one or more secondary offerings.

This prospectus provides you with a general description of the class A common stock that we and El.En. may offer. Each time we or El.En. sell shares under this prospectus, we will provide one or more prospectus supplements that will contain specific information about the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the accompanying prospectus supplement together with the additional information described under the heading “Incorporation by Reference” beginning on page 2 of this prospectus.

This prospectus may not be used to consummate sales of securities unless it is accompanied by a prospectus supplement. To the extent there are inconsistencies among any prospectus supplement, this prospectus and any documents incorporated by reference in this prospectus, the document with the most recent date will control.

Unless the context otherwise requires, we use the terms “Cynosure,” “our company,” “we,” “us” and “our” in this prospectus to refer to Cynosure, Inc., a Delaware corporation, and our subsidiaries. In addition, unless the context otherwise requires, we use the term “El.En.” in this prospectus to refer to El.En. S.p.A., together with entities that hold shares of our class A common stock that are deemed to be beneficially owned by El.En.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other documents with the SEC. Our SEC filings are available to the public on the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.cynosure.com. Our website is not a part of this prospectus. You may also read and copy any document we file at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

This prospectus is part of a registration statement that we filed with the SEC. This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information on us and our consolidated subsidiaries and the shares of our class A common stock offered by this prospectus. Statements in this prospectus concerning any document that we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference much of the information that we file with the SEC, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. Any information so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. This prospectus incorporates by reference the documents listed below (File No. 000-51623) and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, between the date of the initial registration statement and the effectiveness of the registration statement and following the effectiveness of the registration statement until the offering of the securities under the registration statement is terminated or completed (in each case, other than those documents or the portions of those documents not deemed to be filed):

•

Our Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 8, 2012, including the information specifically incorporated by reference into the Annual Report on Form 10-K from our definitive proxy statement for the 2012 Annual Meeting of Stockholders;

•	Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2012, filed with the SEC on May 8, 2012, and for the quarter ended June 30, 2012, filed with the SEC on August 3, 2012;

•	Our Current Report on Form 8-K filed with the SEC on May 9, 2012;

•	Our Current Report on Form 8-K filed with the SEC on October 1, 2012; and

•

The description of our class A common stock contained in our Registration Statement on Form 8-A filed with the SEC on November 15, 2005, including any amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:

Cynosure, Inc.

5 Carlisle Road

Westford, Massachusetts 01886

Attn: Investor Relations

Telephone: (800) 886-2966

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in this prospectus include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. All statements, other than statements of historical fact, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. There are a number of important factors that we believe could cause actual results or events to differ materially from the forward-looking statements that we make, including the factors included in the cautionary statements included and incorporated by reference in this prospectus. See “Risk Factors” for more information. You should consider these factors and other cautionary statements made in this prospectus and in the documents we incorporate by reference as being applicable to all related forward-looking statements wherever they appear in the prospectus and in the documents incorporated by reference. Unless specifically indicated, our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

ABOUT CYNOSURE, INC.

We develop and market aesthetic treatment systems that are used by physicians and other practitioners to perform non-invasive and minimally invasive procedures to remove hair, treat vascular and pigmented lesions, remove multi-colored tattoos, rejuvenate the skin, liquefy and remove unwanted fat through laser lypolysis, reduce cellulite and treat onychomycosis.

Our systems incorporate a broad range of laser and other light-based energy sources, including Alexandrite, pulse dye, Nd:Yag and diode lasers, as well as intense pulsed light. We believe that we are one of only a few companies that currently offer aesthetic treatment systems utilizing Alexandrite and pulse dye lasers, which are particularly well suited for some applications and skin types. We offer single energy source systems as well as workstations that incorporate two or more different types of lasers or pulsed light technologies. We offer multiple technologies and system alternatives at a variety of price points depending primarily on the number and type of energy sources included in the system. Our newer products are designed to be easily upgradeable to add additional energy sources and handpieces, which provides our customers with technological flexibility as they expand their practices.

A key element of our business strategy is to launch innovative new products and technologies into high-growth aesthetic applications. Our research and development team builds on our existing broad range of laser and light-based technologies to develop new solutions and products to target unmet needs in significant aesthetic treatment markets. From 2002 to September 30, 2012, we introduced 24 new products. In January 2012, we received FDA clearance in the United States to sell and market Cellulaze, the world’s first minimally-invasive aesthetic laser device for the reduction of cellulite. In July 2012, we received FDA clearance in the United States to market an at home device for the treatment of wrinkles being developed in partnership with Unilever. Unilever has advised us that it expects to launch the product commercially in 2013.

Corporate Information

We were incorporated under the laws of the State of Delaware in July 1991. Our principal executive offices are located at 5 Carlisle Road, Westford, Massachusetts 01886, and our telephone number is (978) 256-4200. Our website address is http://www.cynosure.com. We have included our website address as an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of this prospectus.

Cynosure®, Apogee®, Apogee Elite®, Smartlipo® , Triplex®, RevLite®, MedLite C6®, SmoothShapes XV®, Affirm® and SmartCool® are our trademarks. El.En. has registered the TriActive® and Smartlipo® trademarks in the United States. Each of the other trademarks, trade names or service marks appearing or incorporated by reference in this prospectus or any applicable prospectus supplement are the property of their respective owners.

RISK FACTORS

An investment in our class A common stock involves significant risks. You should carefully consider the risks and uncertainties described in this prospectus and any accompanying prospectus supplement, as well as the risk factors set forth in the documents and reports filed with the SEC that are incorporated by reference herein, such as the risk factors under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2011 on file with the SEC, before you make an investment decision pursuant to this prospectus and any accompanying prospectus supplement. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

USE OF PROCEEDS

Unless otherwise provided in the applicable prospectus supplement, we currently intend to use the net proceeds from the sale of shares of our class A common stock from primary offerings under this prospectus for general corporate purposes. We may also use a portion of our net proceeds to acquire complementary products, technologies or businesses. We currently have no agreements or commitments to complete any such transactions. We may set forth additional information on the use of proceeds from the sale of securities we offer under this prospectus in a prospectus supplement relating to the specific primary offering. We have not determined the amount of net proceeds to be used specifically for the foregoing purposes. As a result, our management will have broad discretion in the allocation of the net proceeds. Pending use of the net proceeds, we intend to invest the proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments.

We will not receive any proceeds from the sale of shares of class A common stock in any secondary offering by El.En. under this prospectus. El.En. will pay any underwriting or broker discounts and commissions and expenses that it incurs for brokerage, accounting, tax or legal services or any other expenses incurred by El.En. in disposing of the shares of class A common stock in a secondary offering. We will bear all other costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

DILUTION

We will set forth in a prospectus supplement the following information regarding any material dilution of the equity interests of investors purchasing securities from us in a primary offering under this prospectus:

•	the net tangible book value per share of our equity securities before and after the offering;

•	the amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers in the offering; and

•	the amount of the immediate dilution from the public offering price which will be absorbed by such purchasers.

SELLING STOCKHOLDERS

El.En. may from time to time offer and sell pursuant to this prospectus and the applicable prospectus supplement up to an aggregate of 2,938,628 shares of our class A common stock. We do not know when or in what amounts El.En. may offer shares of our class A common stock for sale, or whether or which entities that hold shares of our class A common stock that are deemed to be beneficially owned by El.En. will participate in any such offering. The prospectus supplement for any offering by the selling stockholders of shares of our class A common stock will include the following information:

•	the name of each participating selling stockholder;

•

the nature of any position, office or other material relationship which each selling stockholder has had within the past three years with us or any of our predecessors or affiliates that is not otherwise described this prospectus;

•	the number of shares of class A common stock held by each selling stockholder prior to the offering;

•	the number of shares of class A common stock to be offered for each selling stockholder’s account; and

•

the number, and, if applicable, the percentage of shares of class A common stock held by each of the selling stockholders before and after completion of the sale of the maximum number of shares that may be offered by such selling stockholder under such prospectus supplement.

Alternatively, we may provide this information in a post-effective amendment to the registration statement of which this prospectus forms a part, or in a periodic or current report that we file pursuant to Section 13 or 15(d) of the Exchange Act and that is incorporated by reference into this prospectus. See “Incorporation by Reference” for more information.

The following table sets forth the amount of our common stock beneficially owned by El.En. as of September 30, 2012, and the maximum number of shares of class A common stock that may be offered by El.En. hereby. Shares that may be sold by El.En. were acquired by El.En. between 2002 and 2004 pursuant to stock subscription agreements with us in transactions exempt from the registration provisions of the Securities Act pursuant to the exemption set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering, and through purchases by El.En. directly from other stockholders. Because El.En. may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of shares that will be held by El.En. after completion of this offering. For purposes of this table, however, we have assumed that, after completion of this offering, none of the shares covered by this prospectus will be held by El.En.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares of our class A and class B common stock. Generally, a person “beneficially owns” shares if the person has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire voting or disposition rights within 60 days. The percentages in the table are based on 10,361,876 shares of our class A common stock and 2,939,161 shares of our class B common stock being outstanding as of September 28, 2012. The following table may be expanded or supplemented in prospectus supplements as new information becomes available to us. All information contained in the table is based upon information provided to us by El.En., and we have not independently verified this information.

	Prior to Offering							Maximum Number of Shares of Class A Common Stock Offered		After Sale of Maximum Number of Shares That May Be Offered by El.En.
	Class A Common Stock				Class B Common Stock(1)		% Total Voting Power			Class A Common Stock		Class B Common Stock		% Total Voting Power
Name of Selling Stockholder	Shares		%		Shares	%				Shares	%	Shares	%
El.En. S.p.A.(2)	—	(3)	—	(3)	2,938,628	99.98	22.09%	2,938,628	(3)	—	—	—	—	—

(1)

Each share of class B common stock is convertible into one share of class A common stock at any time at the option of the holder. In addition, each share of class B common stock shall convert automatically into one share of class A common stock upon any transfer of such share of class B common stock, whether or not for value. Once converted into class A common stock, the class B common stock shall not be reissued. The information set forth in the table with respect to class A common stock does not reflect the shares of class A common stock that are issuable upon conversion of the shares of class B common stock listed in the table. In the event that El.En. sells shares such that it owns less than 20% of the aggregate number of shares of our class A common stock and class B common stock outstanding or less than 50% of the number of shares of class B common stock outstanding, then all shares of class B common stock, including shares of class B common stock not owned by El.En., will automatically convert into shares of class A common stock. In the event that El.En. sells the maximum number of shares offered by it pursuant to this prospectus, then all shares of class B common stock will automatically convert into shares of class A common stock, and following such sale, we will have no shares of class B common stock outstanding.
(2)	The El.En. board of directors has voting and investment power for the shares held by El.En. The El.En. board of directors consists of eight persons, including Andrea Cangioli and the spouse of Leonardo Masotti. Messrs. Cangioli and Masotti are directors of our company. The address of El.En. is Via Baldanzese 17, Calenzano, 50041 Florence, Italy.
(3)	Immediately prior to the sale by El.En. of shares under this prospectus, El.En. will convert, effective immediately prior to such sale, that same number of shares of class B common stock into an equivalent number of shares of class A common stock.

For purposes of this prospectus, selling stockholders include partners, donees, pledgees, direct and indirect transferees or other successors-in-interest from time to time selling shares received from a named selling stockholder as a gift, pledge, partnership distribution or other non-sale transfer.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our restated certificate of incorporation, which we refer to below as our certificate of incorporation, and our amended and restated bylaws, which we refer to below as our bylaws, are summaries and are qualified by reference to our restated certificate of incorporation and our amended and restated bylaws. Copies of these documents have been filed with the Securities and Exchange Commission as exhibits to the registration statement, of which this prospectus forms a part.

Our authorized capital stock consists of 61,500,000 shares of class A common stock, par value $0.001 per share, 8,500,000 shares of class B common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock are undesignated. We and El.En. may only offer and sell shares of class A common stock pursuant to this prospectus.

As of September 30, 2012, we had issued and outstanding 10,361,876 shares of class A common stock, held by seven stockholders of record, and 2,939,161 shares of class B common stock, held by three stockholders of record. As of September 28, 2012, we also had outstanding options to purchase 1,952,582 shares of class A and class B common stock at a weighted average exercise price of $15.98 per share.

Common Stock

Voting Rights

The holders of class A common stock and class B common stock have identical rights and are entitled to one vote per share with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote, except for the approval rights of the holders of the class B common stock applicable to specified amendments to our certificate of incorporation and amendments of our bylaws by stockholders and except with respect to the election and removal of directors.

Our certificate of incorporation provides that until the first date on which El.En. beneficially owns less than 20% of the aggregate number of shares of our class A common stock and class B common stock outstanding or less than 50% of the number of shares of our class B common stock outstanding:

•	the number of authorized directors of our company is established exclusively by our board of directors;

•

the holders of class B common stock, voting separately as a single class, are entitled to elect the smallest number of directors which shall constitute a majority of the authorized number of directors; and

•	the holders of class A common stock and class B common stock, voting together as a single class, are entitled to elect the remaining directors.

We refer to the first date on which El.En. beneficially owns less than 20% of the aggregate number of shares of our class A common stock and class B common stock outstanding or less than 50% of the number of shares of our class B common stock outstanding as the class B conversion date. We refer to the directors elected by the holders of class B common stock, voting as a separate class, as the class B directors, and to the directors elected by the holders of class A common stock and class B common stock, voting together as a single class, as the classified directors.

In the event that we sell shares of our class A common stock, or if El.En. sells shares of class A common stock, or both, pursuant to this prospectus, it is likely that El.En. would then beneficially own less than 20% of the aggregate number of shares of our class A common stock and class B common stock outstanding, and that the date of such sale will constitute the class B conversion date.

On the class B conversion date, all shares of our class B common stock will automatically convert into class A common stock and, beginning on such date:

•	the number of authorized directors of our company will be established exclusively by our board of directors;

•	the term of each class B director shall end; and

•	the holders of class A common stock, which will be the only class of our common stock outstanding, will be entitled to elect all directors, and all directors shall be classified directors.

In general, each class B director serves for a term ending on the date of the first annual meeting following the annual meeting at which the class B director was elected, and each classified director serves for a term ending on the date of the third annual meeting following the annual meeting at which the classified director was elected. The term of office of each director can be earlier terminated upon his or her death, resignation, removal or until his or her successor is elected and qualified or, with respect to class B directors, the expiration of his or her term as discussed above. Neither the class A common stock nor the class B common stock has cumulative voting rights in the election of directors.

The number of directors comprising our board of directors is established exclusively by our board of directors. Any vacancy among our classified directors, including a vacancy resulting from an enlargement of our board of directors, shall be filled only by a vote of a majority of the classified directors or, if there are none, by the holders of our capital stock, voting together as a single class.

Conversion

Our class A common stock is not convertible into any other shares of our capital stock.

Each share of class B common stock is convertible into one share of class A common stock at any time at the option of the holder. In addition, each share of class B common stock shall convert automatically into one share of class A common stock upon any transfer of such share of class B common stock, whether or not for value. The death of any holder of class B common stock who is a natural person will result in the conversion of his or her shares of class B common stock into class A common stock.

All shares of class B common stock will convert into shares of class A common stock on a one-for-one basis upon the earlier of the class B conversion date or the date the holders of a majority of the shares of class B common stock vote in favor of such conversion. Once converted into class A common stock, the class B common stock shall not be reissued. No class of common stock may be subdivided or combined unless the other class of common stock concurrently is subdivided or combined in the same proportion and in the same manner.

Dividends

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of class A common stock and class B common stock shall be entitled to share equally, on a per share basis, in any dividends that our board of directors may determine to issue from time to time. In the event a dividend is paid in the form of shares of common stock or rights to acquire shares of common stock, the holders of class A common stock and the holders of class B common stock shall receive class A common stock, or rights to acquire class A common stock, as the case may be. In no event will we declare or pay dividends in the form of class B common stock except in connection with a stock split or subdivision, in which case the class A common stock and class B common stock will be proportionately split or subdivided in the same manner.

Liquidation Rights

In the event of our liquidation or dissolution, the holders of class A common stock and class B common stock shall be entitled to share equally, on a per share basis, in all assets remaining after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

Approval Rights of Holders of Class A Common Stock

In addition to any other vote required by law, until the class B conversion date, the prior affirmative vote of holders of a majority of the shares of class A common stock that are not beneficially owned by any holder of 50% or more of the shares of class B common stock, voting as a separate class, is required to alter, amend, terminate or repeal any provisions of our certificate of incorporation relating to the powers, preferences, rights or other terms of the class A common stock or the class B common stock in a manner that adversely affects the class A common stock but does not similarly so affect the class B common stock or that affects the class A common stock differently than the effect on the class B common stock. In addition, until the class B conversion date, the prior affirmative vote of holders of a majority of the shares of class A common stock, voting separately as a class, is required to approve any merger or consolidation in which the class A common stock and the class B common stock are not exchanged for or converted into the same kind of amount of securities, cash or other property as the other.

Approval Rights of Holders of Class B Common Stock

In addition to any other vote required by law, until the class B conversion date, the prior affirmative vote or written consent of holders of a majority of the class B common stock is required:

•	to approve amendments to our bylaws adopted by our stockholders;

•

to alter, amend, terminate or repeal any provisions of our certificate of incorporation relating to the rights of holders of common stock, the powers, election and classification of the board of directors, corporate opportunities and the rights of holders of class A common stock and class B common stock to elect and remove directors, act by written consent and call special meetings of stockholders; and

•

to approve any merger or consolidation in which the class A common stock and the class B common stock are not exchanged for or converted into the same kind and amount of securities, cash or other property as the other.

Because El.En. is the holder of a majority of the shares of our class B common stock, El.En.’s approval will be required for any of the actions described above until the class B conversion date.

Other Rights

Except as described above, neither our class A common stock nor our class B common stock have any preemptive, subscription, redemption or conversion rights. The outstanding shares of our outstanding class A common stock and class B common stock are, and the shares of class A common stock being offered in this offering will be when issued and paid for, validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of our class A common stock and class B common stock are subject to and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Authorizing our board of directors to issue preferred stock and determine its rights and preferences has the effect of eliminating delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Delaware law, our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. In particular, our dual class common stock structure gives holders of our class B common stock the right, until the class B conversion date, to elect a majority of the members of our board of directors. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Dual Class Structure; Election of Directors

As discussed above, until the class B conversion date, holders of our class B common stock are entitled to elect the class B directors, who comprise a majority of our board of directors. In addition, holders of class B common stock vote with holders of class A common stock for the election of the remaining directors. As of June 30, 2012, El.En. owned approximately 99.98% of our outstanding class B common stock, which comprises 23% of our aggregate outstanding common stock. Because of our dual class structure, until the class B conversion date, El.En. may continue to be able to control our board of directors even though it owns less than 50% of the aggregate shares of class A common stock and class B common stock outstanding. This control could discourage others from initiating a potential merger, takeover or other change of control transaction that other stockholders may view as beneficial.

Staggered Board; Removal of Directors

Our certificate of incorporation and our bylaws divide the classified directors into three classes with staggered three-year terms. In addition, a classified director may be removed only for cause and only by the affirmative vote of the holders of at least 75% of the voting power of our outstanding class A common stock and class B common stock, voting together as a single class. Class B directors are elected annually to our board of directors for one-year terms. A class B director may be removed from office at any time, without cause, by the affirmative vote of the holders of the class B common stock, voting as a separate class.

Until the class B conversion date, vacancies among the class B directors may be filled only by the vote of a majority of the class B directors remaining in office or, if there are none, by the holders of the class B common stock. Vacancies among the classified directors may be filled only by the vote of a majority of the classified directors or, if there are none, by the holders of our capital stock, voting together as a single class.

The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Stockholder Action by Written Consent; Special Meetings

Our certificate of incorporation provides that, except for actions taken by written consent of the holders of the class B common stock with respect to matters subject to the approval only of the holders of the class B common stock, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Our certificate of incorporation and our bylaws also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our board of directors.

Advance Notice Requirements

Except with respect to candidates nominated for election as class B directors, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Delaware Business Combination Statute

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. The restrictions contained in Section 203 are not applicable to any of our existing stockholders.

Super-Majority Voting

The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors, or the affirmative vote of the holders of at least 75% of the voting power of our capital stock issued and outstanding and entitled to vote on the matter and, until the class B conversion date, the holders of a majority of shares of class B common stock, voting separately as a class. In addition, the affirmative vote of the holders of at least 75% of voting power of our capital stock issued and outstanding and entitled to vote on the matter, voting together as a single class, and, until the class B conversion date, the approval of holders of a majority of the outstanding shares of class B common stock, voting separately as a class, are required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described in this section entitled “— Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws.”

Provisions of Our Certificate of Incorporation Relating to Corporate Opportunities

In order to address potential conflicts of interest between us and El.En., our certificate of incorporation contains provisions relating to the conduct of our affairs as they may involve El.En. and corporations and other entities controlled by El.En. other than us, which we refer to collectively as El.En. affiliated companies, and El.En.’s officers and directors who serve as our directors. These provisions recognize that we and El.En. affiliated companies engage and may continue to engage in the same or similar business activities and lines of business, have an interest in the same areas of corporate opportunities and will continue to have contractual and business relations with each other.

Our certificate of incorporation provides that, subject to any written agreement to the contrary, El.En. affiliated companies will have no duty to refrain from engaging in the same or similar business activities or lines of business as us. Our certificate of incorporation also provides that, except for a corporate opportunity that is expressly offered to a director or officer of an El.En. affiliated company in writing solely in, and as a direct result of, his or her capacity as our director, we renounce our interest in any potential transaction or matter which may be a corporate opportunity for both us and El.En. affiliated companies. El.En. will have no duty to communicate or offer such corporate opportunity to us and will not be liable to us or our stockholders for breach of any fiduciary duty as our stockholder by reason of the fact that El.En. pursues or acquires the corporate opportunity for itself, directs that corporate opportunity to another person or does not communicate that corporate opportunity to us. In our certificate of incorporation, we also renounce our interest in any corporate opportunity that we are not financially able or contractually permitted or legally able to undertake or that is, from its nature, not in our line of business or is of no practical advantage to us or is one in which we have no interest or reasonably expectancy.

The provisions of our certificate of incorporation related to corporate opportunities will terminate and expire on the class B conversion date. In addition, the affirmative vote of the holders of at least a majority of the voting power of our capital stock issued and outstanding and entitled to vote on the matter, voting together as a single class, and, until the class B conversion date, the approval of holders of a majority of the outstanding shares of class B common stock, voting separately as a class, are required to amend or repeal or to adopt any provisions inconsistent with the provisions of our certificate of incorporation related to corporate opportunities.

By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our certificate of incorporation related to corporate opportunities that are described above.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to limited exceptions.

Authorized but Unissued Shares

The authorized but unissued shares of class A common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of The Nasdaq Global Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our class A common stock and class B common stock is American Stock Transfer & Trust Company, LLC.

Nasdaq Global Market

Our class A common stock is listed on The Nasdaq Global Market under the symbol “CYNO.” Our class B common stock is not listed on any stock market or exchange.

PLAN OF DISTRIBUTION

We or the selling stockholders, and their pledgees, donees, transferees or other successors in interest, may offer and sell the shares of class A common stock being offered hereby in one or more of the following ways from time to time:

•	to or through underwriters, brokers or dealers;

•	directly to one or more other purchasers in negotiated sales or competitively bid transactions;

•

through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	through agents on a best-efforts basis; or

•	otherwise through a combination of any of the above methods of sale.

The selling stockholders may also sell their shares of class A common stock in accordance with Rule 144 under the Securities Act, or any other available exemption, rather than by use of this prospectus.

In addition, we or any selling stockholder may enter into option, share lending or other types of transactions that require us or such selling stockholder to deliver shares of our class A common stock to an underwriter, broker or dealer, who will then resell or transfer the shares under this prospectus. We or any selling stockholder may enter into hedging transactions with respect to our shares of class A common stock. For example, we or such selling stockholder may:

•	enter into transactions involving short sales of shares by underwriters, brokers or dealers;

•	sell shares short and deliver the shares to close out short positions;

•	enter into option or other types of transactions that require us to deliver the shares to an underwriter, broker or dealer, who will then resell or transfer the shares under this prospectus; or

•	loan or pledge the shares to an underwriter, broker or dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

The prospectus supplement will state the manner and terms of the offering of the shares of class A common stock, including:

•	the offering terms, including the name or names of any underwriters, dealers or agents;

•	the purchase price of the shares and the net proceeds to be received by us from the sale;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any public offering price; and

•	any discounts or concessions allowed or reallowed or paid to dealers.

If we or any selling stockholders use underwriters or dealers in the sale, the shares will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

If underwriters are used in the sale of any shares of class A common stock, the shares may be offered either to the public through underwriting syndicates represented by managing underwriters or directly by underwriters. Generally, the underwriters’ obligations to purchase the shares will be subject to certain conditions precedent. If an offering is on a firm-commitment basis, the underwriters will be obligated to purchase all of the shares if they purchase any of the shares.

Underwriters may engage in stabilizing and syndicate covering transactions in accordance with Rule 104 of Regulation M under the Exchange Act. Rule 104 of Regulation M permits stabilizing bids to purchase the shares being offered as long as the stabilizing bids do not exceed a specified maximum. Underwriters may over-allot the offered shares in connection with the offering, thus creating a short position in their account. Syndicate covering transactions involve purchases of the offered shares by underwriters in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing and syndicate covering transactions may cause the price of the offered shares to be higher than it would otherwise be in the absence of these transactions. These transactions, if commenced, may be discontinued at any time.

If indicated in an applicable prospectus supplement, we or the selling stockholders may sell shares of class A common stock through agents from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the shares and any commissions that we or any selling stockholders pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment. We or any selling stockholder may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase securities at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the applicable prospectus supplement will set forth any commissions we or any selling stockholders pay for solicitation of these delayed delivery contracts.

The selling stockholders may be deemed to be underwriters as defined in the Securities Act. In addition, the agents, underwriters and other third parties described above that participate in the distribution of the securities may be deemed to be underwriters. Agents, underwriters and other third parties described above may be entitled to indemnification by us and by any selling stockholder against certain civil liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents, underwriters and such other third parties may be customers of, engage in transactions with, or perform services for us or any selling stockholder in the ordinary course of business.

We or the selling stockholders may sell the offered shares to one or more purchasers directly, in which case no underwriters or agents would be involved.

Our class A common stock is listed on The Nasdaq Global Market under the symbol “CYNO.” Shares of our class A common stock issued and sold by us under this prospectus will be listed on The Nasdaq Global Market, upon official notice of issuance. Any underwriters to whom shares are sold by us for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

In compliance with the guidelines of the Financial Industry Regulatory Authority (“FINRA”), the aggregate maximum discount, commission or agency fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of any offering pursuant to this prospectus and any applicable prospectus supplement or pricing supplement, as the case may be.

There can be no assurance that we or the selling stockholders will sell all or any of the shares of class A common stock offered by this prospectus.

LEGAL MATTERS

Unless the applicable prospectus supplement indicates otherwise, the validity of the class A common stock offered by this prospectus will be passed upon by Wilmer Cutler Pickering Hale and Dorr LLP.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011, and the effectiveness of our internal control over financial reporting as of December 31, 2011, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

3,200,000 Shares

Class A Common Stock

Leerink Swann